SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM S-1

                      POST-EFFECTIVE AMENDMENT NUMBER 27 TO

                      REGISTRATION STATEMENT NUMBER 333-46683

                  American Express Market Strategy Certificate

                                      UNDER

                           THE SECURITIES ACT OF 1933

                      AMERICAN EXPRESS CERTIFICATE COMPANY
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

                                    DELAWARE
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                      6725
--------------------------------------------------------------------------------
            (Primary Standard Industrial Classification Code Number)

                                   41-6009975
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

         200 AXP Financial Center, Minneapolis, MN 55474, (612) 671-3131
--------------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 Monica P. Vickman - 50605 AXP Financial Center,
                     Minneapolis, MN 55474, (612) 671-4085
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

               CONTENTS OF THIS POST-EFFECTIVE AMENDMENT NO. 27 TO
                       REGISTRATION STATEMENT NO. 333-46683

Cover Page

Prospectus

Part II Information

Signatures

Exhibits

American Express
Market Strategy
Certificate


PROSPECTUS April 25, 2001


Potential for stock market growth with safety of principal.


American Express Certificate Company (AECC), formerly IDS Certificate Company, issues American Express Market Strategy Certificates. You may:


o  Purchase this certificate in any amount from $1,000 through $1 million.

o Allocate your money to a fixed-interest subaccount. You must make periodic investments from this subaccount to participation terms.

o Participate through participation terms in any increase of the stock market based on the S&P 500 Index while protecting your principal, up to a maximum return between 9% and 10%, for a 52-week term (see page 2p).

o Decide whether AECC will guarantee part of your return from participation terms or whether to link all of it to the market.

o  Keep your certificate for up to 20 years from its issue date.

Purchasers of these certificates or other similar certificates through some distribution channels may be eligible for special rates. See "Initial Interest and Participation Rates" on page 2p.

Like all investment companies, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This certificate is backed solely by the assets of AECC. To the extent you link your interest to the S&P 500 Index, you might earn no interest. See "Risk Factors" on page 2p.

AECC is not a bank or financial institution, and the securities it offers are not deposits or obligations of, or backed or guaranteed or endorsed by, any bank or financial institution, nor are they insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency.

The distributor is not required to sell any specific amount of certificates.


Issuer:
American Express Certificate Company
70100 AXP Financial Center
Minneapolis, MN 55474
(800) 862-7919 (toll free)


Distributor:
American Express Financial Advisors Inc.

American Express companies

Initial Interest and Participation Rates

AECC guarantees return of your principal. The interest on your certificate may be fixed or may be linked to stock market performance as measured by the Standard & Poor's 500 Composite Stock Index (S&P 500 Index). See "About the Certificate" for more explanation.


Here are the interest rates and market participation percentages in effect April 25, 2001:


Fixed interest:


Currently 4.20%


Participation terms:

Maximum return       Market participation percentage         Minimum interest

    9%                    100% (full)                          None

    9%                     25% (partial)                       Currently 2.50%


These rates may or may not have changed when you apply to purchase your certificate. If you choose fixed interest, AECC guarantees that, when the rate for new purchases takes effect, the rate will be within a specified range of the average rate for 12-month certificates of deposit as published in the most recent BANKRATE MONITOR(R) (BRM) Top 25 Market Average(R). BANKRATE MONITOR and National Index are marks owned by BANKRATE.COMSM, a division of ilife.com, Inc.,
N. Palm Beach, FL 33408. See "About the Certificate" for more explanation. For your first term, your maximum return will be between 9.00% and 10.00%. Rates for future terms are set at the discretion of AECC and may differ from the rates shown here.


AECC may offer different maximum returns, market participation percentages and minimum interest rates for these certificates or other similar face-amount certificates for different distribution channels or in other circumstances. For more information call (800) 862-7919 and see "Promotions and Pricing Flexibility" under "About the Certificates." Face-amount certificates from AECC and certificates of deposit (CDs) from American Express Centurion Bank, an affiliate of AECC, may be available with different rates, including high rate CDs through Membership B@nking(SM).

RISK FACTORS

You should consider the following when investing in this certificate:

To the extent you link your interest to the S&P 500 Index, you might earn no interest. If you choose to link all of your return on this certificate to the S&P 500 Index, you earn interest only if the value of the S&P 500 Index is higher on the last day of your term than it was on the first day of your term. See "Interest" under "About the Certificate."

This certificate is backed solely by the assets of AECC. Most of our assets are debt securities and are subject to the following risks:

Interest rate risk: The price of debt securities generally falls as interest rates increase, and rises as interest rates decrease. In general, the longer the maturity of a bond, the greater its loss of value as interest rates increase, and the greater its gain in value as interest rates decrease. See "How Your Money Is Used and Protected."

Credit risk: This is the risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation (such as payments due on a bond or note). Credit ratings of the issuers of securities in our portfolio vary. See "How Your Money Is Used and Protected."

Table of Contents

Initial Interest and Participation Rates                                 2p

Risk Factors                                                             2p

About the Certificate                                                    4p

Read and Keep This Prospectus                                            4p

Investment Amounts                                                       4p

Face Amount and Principal                                                5p

Participation Term                                                       5p

Value at Maturity                                                        5p


Receiving Cash Before the End of Term                                    5p

Interest                                                                 5p

Promotions and Pricing Flexibility                                      11p

Historical Data on the S&P 500 Index                                    11p

Calculation of Return                                                   14p

About the S&P 500 Index                                                 16p

Opportunities at the End of a Participation Term                        17p

How to Invest and Withdraw Funds                                        18p

Buying Your Certificate                                                 18p

Two Ways to Make Investments                                            19p

Full and Partial Withdrawals                                            20p

Transfers to Other Accounts                                             21p

Two Ways to Request a Withdrawal or Transfer                            21p

Three Ways to Receive Payment When You Withdraw Funds                   22p

Retirement Plans: Special Policies                                      23p

Transfer of Ownership                                                   23p

For More Information                                                    23p

Taxes on Your Earnings                                                  24p

Retirement Accounts                                                     24p

Gifts to Minors                                                         24p

Your TIN and Backup Withholding                                         25p

Foreign Investors                                                       25p

How Your Money Is Used and Protected                                    27p

Invested and Guaranteed by AECC                                         27p

Regulated by Government                                                 28p

Backed by Our Investments                                               28p

Investment Policies                                                     29p

How Your Money Is Managed                                               31p

Relationship Between AECC and American Express
Financial Corporation                                                   31p

Capital Structure and Certificates Issued                               32p

Investment Management and Services                                      32p

Distribution                                                            33p

Transfer Agent                                                          33p

Employment of Other American Express Affiliates                         34p

Directors and Officers                                                  34p

Independent Auditors                                                    35p

American Express Certificates                                           36p

Appendix                                                                37p

Annual Financial Information                                            38p

Summary of Selected Financial Information                               38p

Management's Discussion and Analysis of Financial Condition and
Results of Operations                                                   39p

American Express Certificate Company Responsibility for
Preparation of Financial Statements                                     43p

Report of Independent Auditors                                          44p

Financial Statements                                                    45p

Notes to Financial Statements                                           51p

About the Certificate

READ AND KEEP THIS PROSPECTUS

This prospectus describes terms and conditions of your American Express Market Strategy Certificate. It contains facts that can help you decide if the certificate is the right investment for you. Read the prospectus before you invest and keep it for future reference. No one has the authority to change the terms and conditions of the American Express Market Strategy Certificate as described in the prospectus, or to bind AECC by any statement not in it.

INVESTMENT AMOUNTS

You may purchase the American Express Market Strategy Certificate in any amount from $1,000 through $1 million (unless you receive prior approval from AECC to invest more) payable in U.S. currency. You may also make additional lump-sum investments in any amount in the fixed-interest portion of your investment at any time, as long as your total amount paid in is not more than the $1 million (unless you receive prior approval from AECC to invest more).

Your certificate is recorded as a certificate account on our books. Within this account, you may allocate your investment among a subaccount that earns fixed interest and other subaccounts that earn interest linked to the S&P 500 Index during a participation term. Your investment always is placed initially in the fixed-interest subaccount. Consequently, your investment initially earns fixed interest. The minimum time that money must remain in the fixed-interest subaccount before being moved to a participation term is one day. This could happen if we accept your application and receive your investment on a Tuesday and your instructions say to start your first participation term as soon as possible.

After determining the initial amount you wish to invest, you must set up periodic investments from the fixed-interest subaccount to participation terms. When you make your investment, you must give instructions to move money from the fixed-interest subaccount to participation terms monthly, quarterly, or semiannually. If your total investment is $1,000, however, you will have only one participation term. You may subsequently change your initial instructions. Thus, you could choose to change your instructions to keep your investment in the fixed-interest subaccount and never start a participation term. Each participation term is 52 weeks and each has its own grace period. The amount invested in each participation term must be at least $1,000. If your certificate is nearing its 20-year maturity, you will not be able to select a participation term that would carry the certificate past its 20-year maturity date. Each account can have a maximum of 12 participation terms at one time. You will be sent a confirmation at the time you purchase your certificate confirming your instructions at the time you submitted your application.

This certificate provides the ability to make a single payment that can be invested in individually staggered stock market participation terms in one certificate that lets you select participation terms like those you might select when staggering several American Express Stock Market Certificates. American Express Stock Market Certificate is another certificate that offers interest linked to the S&P 500 Index, but permits only one participation term at a time. "Staggering" is the strategy of purchasing several smaller certificates over a period of a year instead of one larger certificate, as a method of increasing liquidity and reducing the possibility of unfavorable market timing.

The certificate may be used as an investment for your Individual Retirement Account (IRA). If so used, the amount of your contribution (investment) will be subject to limitations in applicable federal law.

FACE AMOUNT AND PRINCIPAL

The face amount of your certificate is the amount of your initial investment. Your principal consists of the amount you actually have invested in your certificate plus interest credited to your account and compounded less withdrawals, penalties and any compounded interest paid to you in cash. AECC guarantees your principal.

PARTICIPATION TERM


Each participation term in your certificate is a 52-week period that begins on a Wednesday and ends the Tuesday before the one-year anniversary. Subsequent terms are 52-week periods that begin on the Wednesday following the 14-day grace period at the end of the prior 52-week term, unless you start a new term during the grace period as described in "New term" on page 17p. Each account can have a maximum of 12 terms at one time. The principal of your certificate that is not invested in participation terms will earn fixed interest. See "Fixed interest" under "Interest."


VALUE AT MATURITY

Your certificate matures after 20 years. Then you will receive a distribution for its value. At maturity, the value of your certificate will be the total of your actual investments, plus credited interest not paid to you in cash, less any withdrawals and withdrawal penalties. Certain other fees may apply.

RECEIVING CASH BEFORE THE END OF TERM

If you need your money before your certificate term ends, you may withdraw part or all of its value at any time, less any penalties that apply. Procedures for withdrawing money, as well as conditions under which penalties apply, are described in "How to Invest and Withdraw Funds."

INTEREST

Participation interest: Before the start of a participation term, you choose from two types of interest: 1) full participation, or 2) partial participation together with minimum interest. Interest earned under both of these options has an upper limit which is the maximum annual return explained below. Your selection is established at the time of purchase but can be changed at any time for participation terms that have not yet started. You may change your participation interest selection at any time prior to any term start date or during a 14-day grace period. The change will be in effect for any future term unless we again receive instructions from you changing your selection.

Full participation interest: With this option:

o You participate 100% in any percentage increase in the S&P 500 Index up to the maximum return. For the maximum return in effect on the date of this prospectus, see "Initial Interest and Participation Rates" on page 2p.

o You earn interest only if the value of the S&P 500 Index is higher on the last day of your term than it was on the first day of your term.

o  Your return is linked to stock market performance.

The S&P 500 Index is frequently used to measure the relative performance of the stock market. For a more detailed discussion of the S&P 500 Index, see "About the S&P 500 Index."

Partial participation and minimum interest: This option allows you to participate in a certain part (market participation rate) of any increase in the S&P 500 Index together with a rate of interest guaranteed by AECC in advance for each term (minimum interest). Your return consists of two parts:

o  a percentage of any increase in the S&P 500 Index, and

o  a rate of interest guaranteed by AECC in advance for each term.

Together, they cannot exceed the maximum return. For the maximum return in effect on the date of this prospectus, see "Initial Interest and Participation Rates" on page 2p.

The market  participation rate and the minimum interest rate on the date of this
prospectus  are  listed  on  the  inside  cover  under  "Initial   Interest  and
Participation Rates."

Fixed interest: The fixed-interest subaccount allows you to earn interest on your principal that is not invested in participation terms, including your entire investment before the start of your first participation term, and amounts in the 14-day grace period in between participation term end dates and start dates. Your fixed interest accrues daily and is credited and compounded monthly. Your fixed interest rates are reset quarterly, based on the original date of your certificate.

Amounts in the fixed-interest subaccount, including compounded fixed interest, can be withdrawn at any time without a withdrawal penalty. If these amounts are not withdrawn, they will become part of a participation term according to the instructions you've established with the company, unless you change your instructions, which can be changed at any time. Values in participation terms can not be withdrawn without withdrawal penalties.

AECC has complete discretion to determine whether to accept an application and sell a certificate. When your application is accepted and we have received your initial investment, we will send you a confirmation of your purchase showing the initial rate that your investment will earn as well as confirmation of your instructions for moving your money to your participation terms. Instructions for moving your money are given at the time you purchase your certificate. You choose the day of the month for the movement of your money, as well as the amount, starting month, and full or partial participation. Your term resulting from those instructions will begin on the Wednesday following that date. If that date is a Wednesday, the term will begin on the following Wednesday.

AECC guarantees that when fixed-interest rates for new purchases take effect, the rates will be within a range based on the average interest rates then published in the BRM Top 25 Market Average(R) (the BRM Average). In the case of fixed interest, AECC guarantees that your rate for your initial term will be 15 basis points (.15%) below to 85 basis points (.85%) above the average interest rate published for 12-month certificates of deposit in the BRM Top 25 Market Average(R). If the BRM Top 25 Market Average(R) is no longer publicly available or feasible to use, AECC may use another, similar index as a guide for setting rates.

The BRM is a weekly magazine published by Advertising News Service Inc., an independent national news organization that collects and disseminates information about bank products and interest rates. Advertising News Service has no connection with AECC, AEFC or any of their affiliates.

The BRM Top 25 Market Average(R) is an index of rates and annual effective yields offered on various length certificates of deposit by large banks and thrifts in 25 metropolitan areas. The frequency of compounding varies among the banks and thrifts. Certificates of deposit in the BRM Top 25 Market Average(R) are government insured fixed-rate time deposits.

The BRM may be available in your local library. To obtain information or current BRM Top 25 Market Average(R) rates, call the Client Service Organization at the telephone numbers listed on the back cover.

Rates for new purchases are reviewed and may change weekly. Normally, the initial fixed-interest rate you receive will be the higher of:

o  the fixed-interest rate in effect on the date of your application, or

o the fixed-interest rate in effect on the date your application is accepted by AECC.

However, if your application bears a date more than seven days before its receipt by AECC, the initial fixed-interest rate you receive will be the higher of:

o the fixed-interest rate in effect on the date your application is accepted by AECC, or

o  the fixed-interest rate in effect seven days before receipt.

Maximum annual return: This is the cap, or upper limit, of your return on the amount invested in each participation term, regardless of whether you choose full or partial participation. Your total return, including both participation interest and minimum interest for a term for which you have chosen partial participation will be limited to this maximum return percentage. For the maximum return in effect on the date of this prospectus, see "Initial Interest and Participation Rates" on page 2p.

Determining the S&P 500 Index value: The stock market generally closes at 3 p.m. Central time. The S&P 500 Index value generally is available at approximately 4:30 p.m Central time. This is the value we currently use to determine participation interest. Occasionally, Standard & Poor's (S&P) makes minor adjustments to the closing value after 4:30 p.m., and the value we use may not be exactly the one that is published the next business day.

In the future, we may use a later time cut-off if it becomes feasible to do so. If the stock market is not open or the S&P 500 Index is unavailable as of the last day of your term, the preceding business day for which a value is available will be used instead. Each Tuesday's closing value of the S&P 500 Index is used for establishing the term start and the term end values each week.

Earning interest: AECC calculates, credits and compounds participation interest at the end of your participation term. Minimum interest accrues daily and is credited and compounded at the end of your participation term. Fixed interest accrues daily and is credited and compounded monthly, except that, if amounts move from fixed interest to a participation term and the resulting balance in the fixed-interest subaccount is zero, then fixed interest credited on the principal moved will be compounded on the day the participation term begins. Both minimum and fixed interest are calculated on a 30-day month and 360-day year basis.

Moving between fixed and participation interest: You can move all or part of your investment from the fixed-interest subaccount to a participation term. The move from the fixed-interest subaccount to a participation term happens according to your standing instructions unless you notify us separately. If you make the change from fixed interest to participation interest either through a scheduled or an unscheduled move, your participation term will begin on the Wednesday following the move instructions. For further explanation of how we apply your instructions, see "Fixed interest" above.

You may not move from participation interest to fixed interest during a participation term without incurring a surrender charge. At the end of a participation term, you can elect to leave the money in the fixed-interest subaccount.

Rates for future periods: After your certificate purchase date, the maximum return, and the market participation percentage and minimum interest rate for participation terms, may be greater or less than those shown on the front of or elsewhere in this prospectus or its wrapper. Fixed interest may be greater or lesser than that shown. We review rates weekly and have complete discretion to decide what interest rate will be declared.

If you plan to continue with a new participation term, to find out what your certificate's new maximum return, market participation percentage and minimum interest rate, if applicable, will be for your next term, please consult your American Express financial advisor, or the Client Service Organization at the telephone numbers listed on the back cover.

Your fixed interest rates are declared quarterly. You will be given notice of the changes in interest rates in your periodic statements or you may call the Client Service Organization at the numbers listed on the back cover to find out your current rate.

The following example shows how the Market Strategy Certificate works assuming an initial investment of $12,000 and moving $1,000 per month into a participation term. The example is based on assumptions that the fixed-interest subaccount pays an interest rate of 5.00% while the yield earned for each participation term is the maximum of 10.00%. There is no assurance that any of these returns will be achieved.

Full participation in the stock market

Initial investment                                                 $12,000.00

Maximum return                                                         10.00%

Minimum return                                                          0.00%

Fixed interest rate                                                     5.00%

                                                                                     Market
                                                                        Fixed     participation
                                           1st term       Renewal     interest      interest
                              Fixed        staggered     staggered     earned        earned          Market
                            interest      investment    investment    in prior    for the term    participation    Total
Date                         balance        amount        amount        month      just ended        balance      balance
Beginning of Month 1      $11,000.00    $1,000.00                       0.00                       $ 1,000.00  $12,000.00

Beginning of Month 2       10,045.83     1,000.00                       45.83                        2,000.00   12,045.83

Beginning of Month 3        9,087.69     1,000.00                       41.86                        3,000.00   12,087.69

Beginning of Month 4        8,125.56     1,000.00                       37.87                        4,000.00   12,125.56

Beginning of Month 5        7,159.42     1,000.00                       33.86                        5,000.00   12,159.42

Beginning of Month 6        6,189.25     1,000.00                       29.83                        6,000.00   12,189.25

Beginning of Month 7        5,215.04     1,000.00                       25.79                        7,000.00   12,215.04

Beginning of Month 8        4,236.77     1,000.00                       21.73                        8,000.00   12,236.77

Beginning of Month 9        3,254.42     1,000.00                       17.65                        9,000.00   12,254.42

Beginning of Month 10       2,267.98     1,000.00                       13.56                       10,000.00   12,267.98

Beginning of Month 11       1,277.43     1,000.00                        9.45                       11,000.00   12,277.43

Beginning of Month 12         282.75     1,000.00                        5.32                       12,000.00   12,282.75

Beginning of Month 13         283.93                                    1.18          100.00        12,000.00   12,283.93

Middle of Month 13            283.93                  1,100.00                                      12,100.00*  12,373.93

Beginning of Month 14         287.40                                    3.47          100.00        12,100.00   12,387.40

Middle of Month 14            287.40                  1,100.00                                      12,200.00** 12,487.40


  * The market participation balance in the middle of month 13 is equal to $12,100. This is equal to the total invested principal balance of $12,000, plus $100 interest earned (participation return). The $100 interest earned is based on $1,000 invested at month 1 which is assumed to earn the maximum of 10% ($12,000 + $1,000 * 10% = $ 12,100). During the grace period for the first participation term, $1,100 of this balance will earn interest in the fixed interest subaccount. In the middle of month 13, at the end of the grace period, this $1,100 balance begins a new participation term.

 ** The  market  participation  balance  in the  middle  of month 14 is equal to
    $12,200. This is equal to the total invested principal balance of $12,000, plus $100 interest earned on $1,000 invested at the beginning of month 1, plus $100 interest earned on $1,000 invested at the beginning of month 2 (both $1,000 investments are assumed to earn the maximum of 10% ($12,000 + $1,000 * 10% = $12,200)). During the grace period for the second participation term, $1,100 of this balance will earn interest in the fixed-interest subaccount. In the middle of month 14, at the end of the grace period, this $1,100 balance begins a new participation term.

The following example shows how the Market Strategy Certificate works assuming an initial investment of $12,000 and moving $1,000 per month into a participation term. The example is based on assumptions that the fixed interest subaccount pays an interest rate of 5.00% while the yield earned for each participation term is the minimum of 2.50%. There is no assurance that any of these returns will be achieved when you invest. In this example, we assume that the index declined at the end of each term compared to the beginning of each term so that no market participation interest was earned.

Partial participation in the stock market

Initial investment                                                  $12,000.00

Maximum return                                                          10.00%

Minimum return                                                           2.50%

Fixed interest rate                                                      5.00%

                                                                        Guaranteed       Market
                                                               Fixed      minimum     participation
                                      1st term     Renewal   interest    interest       interest
                            Fixed     staggered   staggered   earned      earned         earned       Market
                          interest   investment  investment  in prior  for the term   for the term participation    Total
Date                       balance     amount      amount      month    just ended     just ended     balance      balance
Beginning of Month 1     $11,000.00 $1,000.00                  0.00                                $ 1,000.00   $12,000.00

Beginning of Month 2      10,045.83  1,000.00                 45.83                                  2,000.00    12,045.83

Beginning of Month 3       9,087.69  1,000.00                 41.86                                  3,000.00    12,087.69

Beginning of Month 4       8,125.56  1,000.00                 37.87                                  4,000.00    12,125.56

Beginning of Month 5       7,159.42  1,000.00                 33.86                                  5,000.00    12,159.42

Beginning of Month 6       6,189.25  1,000.00                 29.83                                  6,000.00    12,189.28

Beginning of Month 7       5,215.04  1,000.00                 25.79                                  7,000.00    12,215.04

Beginning of Month 8       4,236.77  1,000.00                 21.73                                  8,000.00    12,236.77

Beginning of Month 9       3,254.42  1,000.00                 17.65                                  9,000.00    12,254.42

Beginning of Month 10      2,267.98  1,000.00                 13.56                                 10,000.00    12,267.98

Beginning of Month 11      1,277.43  1,000.00                  9.45                                 11,000.00    12,277.43

Beginning of Month 12        282.75  1,000.00                  5.32                                 12,000.00    12,282.75

Beginning of Month 13        283.93                            1.18        25.00         0.00       12,000.00    12,283.93

Middle of Month 13           283.93             1,025.00                                            12,025.00*   12,308.93

Beginning of Month14         287.25                            3.32        25.00         0.00       12,025.00    12,312.25

Middle of Month 14           287.25             1,025.00                                            12,050.00**  12,337.25


  * The market participation balance in the middle of month 13 is equal to $12,025. This is equal to the total invested principal balance of $12,000, plus $25 interest earned (guaranteed return). The $25 interest earned is based on $1,000 invested at month 1 which is assumed to earn only the minimum of 2.50% ($ 12,000 + $ 1,000 * 2.50% = $ 12,025). During the grace period for the first participation term, $1,025 of this balance will earn interest in the fixed-interest subaccount. In the middle of month 13, at the end of the grace period, this $1,025 balance begins a new participation term.

 ** The market participation balance in the middle of month 14 is equal to $12,050. This is equal to the total invested principal balance of $12,000, plus $25 interest earned on $1,000 invested at the beginning of month 1, plus $25 interest earned on $1,000 invested at the beginning of month 2 (both $1,000 investments are assumed to earn only the minimum of 2.50% ($12,000 + $ 1,000 * 2.50% + $1,000 * 2.50% = $12,050)). During the grace period for the second participation term, $1,025 of this balance will earn interest in the fixed-interest subaccount. In the middle of month 14, at the end of the grace period, this $1,025 balance begins a new participation term.

This certificate may be available through other distributors or selling agents with different interest rates or related features and consequently with different returns. You may obtain information about other such distributors or selling agents by calling the Client Service Organization at the telephone numbers listed on the back cover.

PROMOTIONS AND PRICING FLEXIBILITY

AECC may sponsor or participate in promotions involving the certificate and its respective terms. For example, we may offer different rates to new clients, to existing clients, or to individuals who purchase or use other products or services offered by American Express Company or its affiliates. These promotions will generally be for a specified period of time.

We also may offer different rates based on your amount invested, geographic location and whether the certificate is purchased for an IRA or a qualified retirement account.

HISTORICAL DATA ON THE S&P 500 INDEX


The following chart illustrates the month-end closing values of the Index from Dec. 31, 1983 through Feb. 28, 2001. The values of the S&P 500 Index are reprinted with the permission of S&P.


              S&P 500 Index Values - December 1983 to February 2001

     1,600

     1,400

     1,200

     1,000


     800       Chart shows closing values of the S&P from
               above 100 in Dec. 1983 to just under 1400 in Feb. 2001.
     600


     400

     200


          '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '01


S&P 500 Index Average Annual Return

Beginning date Dec. 31,     Period held in years          Average annual return


1990                                10                           14.86%

1995                                 5                           16.47%

1999                                 1                          -10.14%

The next chart illustrates, on a moving 52-week basis, the price return of the S&P 500 Index measured for every 52-week period beginning with the period ended Dec. 31, 1984. The price return is the percentage return for each period using month-end closing prices of the S&P 500 Index. Dividends and other distributions on the securities comprising the S&P 500 Index are not included in calculating the price return.



                 S&P 500 Index - December 1984 to February 2001


50%

40% Chart shows the distribution of all of the 52-week price returns of the S&P 500 from 12/31/84 through 2/28/01 with a high of just under 50% and a low of -20%. Label of "Y" axis reads: 12-Month Return.

10%
          Label of "X" axis reads: 52-Week Moving Price Return.
0%

-10%

-20%


   '84 '85 '86 '87 '88 '89  '90  '91  '92  '93  '94  '95  '96  '97  '98  '99 '01


Using the same data on price returns described above, the next graph expands on the information in the preceding chart by illustrating the distribution of all the 52-week price returns of the S&P 500 Index beginning with the 52-week period ending Dec. 31, 1984. The graph also shows the number of times these price returns fell within certain ranges.


                 S&P 500 Index - December 1984 to February 2001


30


25 Bar chart shows the distribution of all of the 52-Week Moving Price Returns of the S&P 500 from 12/31/84 through 2/28/01.


15           Label of "Y" axis reads: Observations

10

     -15    -10    -5     0      5      10     15     20     25     29.9   >=30

The last chart illustrates, on a moving weekly basis, the actual 52-week return of the Stock Market Certificate at full and partial participation compared to the price return of the S&P 500 Index.


For non-guaranteed funds received before Nov. 3, 1992, and guaranteed funds received before Nov. 4, 1992, Stock Market Certificate participation interest was based on the NYSE Composite Index(R) rather than the S&P 500 Index.

Like American Express Stock Market Certificate, American Express Market Strategy Certificate permits you to receive all or part of your interest based on stock market performance, as measured by the S&P 500 Index, with AECC's guarantee of return of principal. In fact, the full and partial participation terms of American Express Stock Market Certificate and American Express Market Strategy Certificate are identical, assuming that the amount invested at the beginning of the term is the same in both certificates. The amounts earned in the fixed-interest account for Market Strategy Certificate will not be the same as interim interest for the Stock Market Certificate. (For Stock Market Certificate, interest earned before the initial participation term or during the grace period is called interim interest.) Although performance during participation terms will be the same for Market Strategy Certificate and Stock Market Certificate, money earned outside of participation terms will vary. If a participation term for Stock Market Certificate and for Market Strategy Certificate start on the same day with the same amount of money and the same selection of either full or partial participation, then the interest earned for the participation term in both certificates will be identical. American Express Market Strategy Certificate increases your choices by allowing you to have up to 12 participation terms plus a fixed-interest alternative simultaneously within the same certificate. The certificates also pay interest differently on amounts that are invested at only a fixed rate.



                   Actual 52-Week Return - 1/3/95 TO 2/27/01


45%

40%

35% Chart shows actual returns of the certificate at full and 25% participation with the full participation generally tracking the
30% market indexes over the period and 25% level of participation tracking at the 25% level of return.
25%

20%

25%

10%

5%

0%

   1/95 6/95 12/95  12/96  5/97  11/97  5/98  11/98  4/99  10/99 4/00 10/00 2/01

The performance information shown is the performance of American Express Stock Market Certificate and not that of American Express Market Strategy Certificate. Past performance is not indicative of future performance and there is no assurance that the performance of American Express Market Strategy Certificate will replicate that of American Express Stock Market Certificate.

The Stock Market Certificate was first available on Jan. 24, 1990. The performance reflects the returns on the 52-week anniversary date, falling on a Wednesday, of each of the weeks shown.

Your participation earnings are tied to the movement of the S&P 500 Index. They will be based on any increase in this Index as measured on the beginning and ending date of each 52-week term. Of course, if this Index is not higher on the last day of your term than it was on the first day, your principal will be secure but you will earn no participation interest.

The NYSE Composite Index(R) is a registered service mark of the New York Stock Exchange, Inc. (NYSE) and is a composite covering price movements of all common stocks listed on the NYSE.

How an index has performed in the past does not indicate how the stock market or the certificate will perform in the future. There is no assurance that certificate owners will receive interest on their accounts beyond any minimum interest or fixed interest selected. The index could decline.


CALCULATION OF RETURN

The increase or decrease in the S&P 500 Index, as well as the actual return paid to you, is calculated as follows:

Rate of return on S&P 500 Index

Term ending value of S&P 500 Index                                    minus

Term beginning value of S&P 500 Index                            divided by

Term beginning value of S&P 500 Index                                equals

Rate of return on S&P 500 Index

The actual return paid to you will depend on your interest participation selection.

For example, assume:

Term ending value of S&P 500 Index                                    1,400

Term beginning value of S&P 500 Index                                 1,300

Maximum return                                                           9%

Minimum return                                                        2.50%

Partial participation rate                                              25%



                 1,400         Term ending value of S&P 500 Index

minus            1,300         Term beginning value of S&P 500 Index

equals             100         Difference between beginning and ending values



                   100         Difference between beginning and ending values

divided by       1,300         Term beginning value of S&P 500 Index

equals           7.69%         Percent increase-- full participation return



                 7.69%         Percent increase or decrease

times              25%         Partial participation rate

equals           1.92%

plus             2.50%         2.50% minimum interest rate

equals           4.42%         Partial participation return

In both cases in the example, the return would be less than the 9% maximum.

Maximum Return and Partial Participation Minimum Rate History -- The following table illustrates the maximum annual returns and partial participation minimum rates that have been in effect since the Stock Market Certificate was introduced. American Express Market Strategy Certificate was introduced on April 29, 1998.

                                     Maximum              Partial participation
Start of term                     annual return               minimum rate

Jan. 24, 1990                        18.00%                       5.00%

Feb. 5, 1992                         18.00                        4.00

May 13, 1992                         15.00                        4.00

Sept. 9, 1992                        12.00                        3.00

Nov. 11, 1992                        10.00                        2.50

Nov. 2, 1994                         10.00                        2.75

April 26, 1995                       12.00                        3.50

Jan. 17, 1996                        10.00                        3.25

Feb. 26, 1997                        10.00                        3.00

May 7, 1997                          10.00                        2.75

Oct. 8, 1997                         10.00                        2.50

Dec. 16, 1998                         9.00                        2.50

Feb. 2, 2000                         10.00                        2.50


June 14, 2000                        11.00                        2.75

Aug. 16, 2000                        10.00                        2.75

Jan. 31, 2001                         9.00                        2.50


Examples:

To help you understand the way a participation term of this certificate works, here are some hypothetical examples. The following are three different examples of market scenarios and how they affect the certificate's return. Assume for all examples that:

o  you purchased the certificate with a $10,000 original investment,

o  the partial participation rate is 25%,

o  the minimum interest rate for partial participation is 2.50%,


o  the maximum total return for full and partial participation is 9%.


1. If the S&P 500 Index value rises


      Week 1/Wed                                          Week 52/Tues

        S&P 500                                              S&P 500

      Index 1,000     8% increase in the S&P 500 Index     Index 1,080
Full participation interest                 Partial participation interest and minimum interest

 $10,000     Original investment            $10,000    Original investment
    +800     8% x $10,000                      +250    2.50% (Minimum interest rate) x $10,000
             Participation interest            +200      25% x 8% x $10,000 Participation interest
________                                   _________
 $10,800     Ending balance                 $10,450    Ending balance
             (8% Total return)                         (4.50% Total return)




2. If the Market and the S&P 500 Index value fall

      Week 1/Wed                                          Week 52/Tues

        S&P 500                                              S&P 500

      Index 1,000     4% decrease in the S&P 500 Index      Index 961
Full participation interest                 Partial participation interest and minimum interest

 $10,000     Original investment            $10,000    Original investment
      +0     Participation interest            +250    2.50% (Minimum interest rate) x $10,000
________                                         +0    Participation interest
 $10,000     Ending balance                 _______
             (0% Total return)              $10,250    Ending balance
                                                       (2.50% Total return)


3. If the Market and the S&P 500 Index value rise above the maximum return

      Week 1/Wed                                          Week 52/Tues

        S&P 500                                              S&P 500

      Index 1,000     16% increase in the S&P 500 Index    Index 1,160

Full participation interest                 Partial participation interest and minimum interest

 $10,000     Original investment            $10,000    Original investment
    +900     9% x $10,000                      +250    2.50% (Minimum interest rate) x $10,000
             Maximum interest                  +400    25% x 16% x $10,000 Participation interest
________                                    _______
 $10,900     Ending balance                 $10,650    Ending balance
             (9% Total return)                         (6.50% Total return)



ABOUT THE S&P 500 INDEX

The description in this prospectus of the S&P 500 Index including its make-up, method of calculation and changes in its components are derived from publicly available information regarding the S&P 500 Index. AECC does not assume any responsibility for the accuracy or completeness of such information.

The S&P 500 Index is composed of 500 common stocks, most of which are listed on the New York Stock Exchange. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock movement. S&P chooses the 500 stocks to be included in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the U.S. common stock population. Changes in the S&P 500 Index are reported daily in the financial pages of many major newspapers. The index used for the American Express Stock Market Certificate excludes dividends on the 500 stocks.

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies Inc. and have been licensed for use by AECC. The certificate is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the certificate or any member of the public regarding the advisability of investing in securities generally or in the certificate particularly or the ability of the S&P 500 Index to track general stock market performance.

S&P's only relationship to AECC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to AECC or the certificate. S&P has no obligation to take the needs of AECC or the owners of the certificate into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the certificate to be issued or in the determination or calculation of the equation by which the certificate is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the certificate.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to the results to be obtained by AECC, owners of the certificate, or any person or entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

If for any reason the S&P 500 Index were to become unavailable or not reasonably feasible to use, we would use a comparable stock market index for determining participation interest. If this were to occur, we would send you a notice by a practical means such as correspondence (which may be electronic if you and we have so agreed) or a quarterly account statement. The notice would indicate the comparable index and give you the option to withdraw your principal without an early withdrawal penalty. If you chose early withdrawal, you would lose any interest accrued during the term.

OPPORTUNITIES AT THE END OF A PARTICIPATION TERM

Grace period: When a participation term ends, we will notify you of the start of a 14-day grace period before a new term automatically begins. During this 14-day grace period you can:

o  change your participation selection,

o  add money to your certificate,

o  change your participation term to remain in fixed interest,


o renew your principal from the preceding term in a new participation term and allow interest earned in a term to remain in fixed interest,


o withdraw part or all of your money in your fixed term or the money in the participation term that just ended without a withdrawal penalty or loss of interest,

o  or receive your participation interest in cash.

Fixed interest only: Money can be withdrawn from the fixed-interest subaccount at any time without a surrender penalty. The fixed interest on these amounts continues for the life of the certificate. You can add money to your fixed-interest investment at any time. The money added will earn the same rate as the rest of the money in the fixed term.


New term: If you do not make changes when a participation term ends, your certificate will continue with your current selections when the new participation term begins 14 days later as long as the minimum invested for the participation term is $1,000. You will earn fixed interest during this 14-day grace period. If you don't want to wait 14 days before starting your next market participation term, you must phone or send written instructions before your current term ends. You can tell us to start your next term on any Wednesday during the grace period. This will remain in effect for all future terms, unless we receive instructions changing your selection before the term ends. The 2% withdrawal charge will apply when you start your new term during the grace period. Your notice may also tell us to change your interest selection or add to your certificate. You can arrange to make periodic additional investments at each participation term renewal. You can tell us to change your participation selection, add money to your renewing participation term, change your interest selection to remain in fixed interest, renew your principal from the preceding term in a new participation term and allow interest earned in a term to remain in fixed interest, or withdraw part of your money. The change will be in effect for any future term unless we receive instructions from you changing your selection. To learn indexing information and the amount of interest (if any) at the end of a participation term, you can contact your American Express financial advisor or call the Client Service Organization.


How to Invest and Withdraw Funds

BUYING YOUR CERTIFICATE


Your American Express financial advisor can help you fill out and submit an application to open an account with us and purchase a certificate. If you purchase your certificate other than through an American Express financial advisor -- for example, through a direct marketing channel -- you may be given different purchase instructions. We will process the application at our corporate offices in Minneapolis, Minnesota. When we have accepted your application and we have received your initial investment and instructions, we will send you a confirmation showing the acceptance date, the initial interest rate for amounts invested at fixed interest, the date your participation term begins and the participation interest selection you have made, detailing your market participation percentage, instructions for participation terms and, if applicable, the minimum interest rate for your first term. After the beginning of each participation term that includes an additional investment sent to us by you, we will send you notice of the value of the S&P 500 Index on the day the term began. For a description of how we determine the fixed interest rate that initially applies to a new investment, see the paragraph on "Fixed interest" of "Interest" under "About the Certificate." For additional considerations, see "Purchase policies" below. The participation rates and maximum interest in effect at the time of movement from fixed-interest to a participation term will apply to those participation terms.


Important: When you open an account, you must provide AECC with your correct Taxpayer Identification Number (TIN), which is either your Social Security or Employer Identification number. See "Taxes on Your Earnings."

Purchase policies

o Investments must be received and accepted in the Minneapolis headquarters on a business day before 3 p.m. Central time to be included in your account that day. Otherwise your purchase will be processed the next business day.

o If you purchase a certificate with a personal check or other non-guaranteed funds, AEFC will wait one day for the process of converting your check to federal funds (e.g., monies of member banks within the Federal Reserve Bank) before your purchase will be accepted and you begin earning interest.

o AECC has complete discretion to determine whether to accept an application and sell a certificate.

A number of special policies apply to purchases, withdrawals and exchanges within IRAs, 401(k) plans and other qualified retirement plans. See "Retirement
Plans: Special Policies."

TWO WAYS TO MAKE INVESTMENTS

1 By mail:

Send your check, by regular or express mail, along with your name and account number to:

American Express Financial Advisors Inc.
70200 AXP Financial Center
Minneapolis, MN 55474

2 By wire:

For investment into an established account, you may wire money to:



Wells Fargo Bank Minnesota, N.A.
Routing No. 091000019
Minneapolis, MN
Attn: Domestic Wire Dept.


Give these instructions: Credit American Express Financial Advisors Account #0000030015 for personal account # (your account number) for (your name).

If this information is not included, the order may be rejected and all money received, less any costs AECC incurs, will be returned promptly.

o  Minimum amount you may wire: $1,000.


o Wire orders can be accepted only on days when your bank, AEFC, AECC and Wells Fargo Bank Minnesota, N.A. are open for business.


o Wire purchases are completed when wired payment is received and we accept the purchase.

o  Wire   investments   must  be  received  and  accepted  in  the   Minneapolis
   headquarters on a business day before 3 p.m. Central time to be credited that day. Otherwise your purchase will be processed the next business day.

o AECC, AEFC and its other subsidiaries are not responsible for any delays that occur in wiring funds, including delays in processing by the bank.

o  You must pay any fee the bank charges for wiring.

FULL AND PARTIAL WITHDRAWALS

You may make withdrawals at any time. However:

Source of withdrawals: If you request a withdrawal, the dollars will be removed from credited fixed-interest first, then from principal in your fixed-interest subaccount, then from any renewing participation terms in the grace period, and then from principal in participation terms beginning with the most recent term start date and continuing with such subsequent terms in order of term start dates.

o Complete withdrawal of your certificate is made by giving us proper instructions. To complete these transactions, see "Two Ways to Request a Withdrawal or Transfer."

o If your withdrawal request is received in the Minneapolis headquarters on a business day before 3 p.m. Central time, it will be processed that day and payment will be sent the next business day. Otherwise, your request will be processed one business day later.

o Full and partial withdrawals may result in loss of interest, depending upon the timing of your withdrawal.

o You may not make a partial withdrawal if it would reduce your certificate balance to less than $1,000 or if it would reduce the amount in a participation term to less than $1,000. If you request such a withdrawal, we will contact you for revised instructions.

Penalties for withdrawal from your participation terms: If you withdraw money from a participation term, you will pay a penalty of 2% of the principal withdrawn. Except to the extent your balance would be less than $1,000, this penalty will be taken from the remaining balance, not the amount withdrawn. The 2% penalty is waived upon death of the certificate owner. When this certificate is owned by a revocable trust, this penalty also is waived upon death of any grantor of the revocable trust. We will also waive withdrawal penalties on withdrawals for IRA certificate accounts for your required distributions. See "Retirement Plans: Special Policies."

Loss of interest: If you make a withdrawal from a participation term at any time other than at the end of the term, you will lose any interest accrued on the withdrawal amount since we credit participation interest only at the end of a term.

Withdrawals from the fixed-interest subaccount before the end of the certificate month (the monthly anniversary of the issue date of your certificate) will result in loss of interest on the amount withdrawn. You will get the best result by timing a withdrawal at the end of the certificate month.

Following are examples describing a $2,000 withdrawal during a participation term and from a fixed-interest investment:

Participation term:

Balance in participation term                                           $10,000

Interest (interest is credited at the end of the term)                        0

Withdrawal of principal                                                 (2,000)

2% withdrawal penalty                                                      (40)

Balance after withdrawal                                                $ 7,960

You will forfeit any accrued interest on the withdrawal amount.

Fixed interest subaccount:

Balance earning fixed interest                                          $10,000

Interest credited to date                                                   100

Withdrawal of credited interest                                           (100)

Withdrawal of principal                                                 (1,900)

Balance after withdrawal                                                $ 8,100

Retirement plans: In addition, you may be subject to IRS penalties for early withdrawals if your certificate is in an IRA, 401(k) or other qualified retirement plan account.

Other full and partial withdrawal policies

o If you request a partial or full withdrawal of a certificate recently purchased or added to by a check or money order that is not guaranteed, we will wait for your check to clear. Please expect a minimum of 10 days from the date of your payment before AECC mails a check to you. We may mail a check earlier if the bank provides evidence that your check has cleared.

o If your certificate is pledged as collateral, any withdrawal will be delayed until we get approval from the secured party.

o Any payments to you may be delayed under applicable rules, regulations or orders of the Securities and Exchange Commission (SEC).

TRANSFERS TO OTHER ACCOUNTS

You may transfer part or all of your certificate to any other American Express Certificate or into another new or existing American Express Financial Advisors Inc. account that has the same ownership (subject to any terms and conditions that may apply).

TWO WAYS TO REQUEST A WITHDRAWAL OR TRANSFER

1 By phone:

Call the Client Service Organization at the telephone numbers listed on the back cover.

o  Maximum phone request: $50,000.

o Transfers into an American Express Financial Advisors Inc. account with the same ownership.

o A telephone withdrawal request will not be allowed within 30 days of a phoned-in address change.

o We will honor any telephone withdrawal or transfer request believed to be authentic and will use reasonable procedures to confirm authenticity.

You may request that telephone withdrawals not be authorized from your account by writing the Client Service Organization.

2 By mail:

Send your name, account number and request for a withdrawal or transfer, by regular or express mail, to:

American Express Financial Advisors Inc.
70100 AXP Financial Center
Minneapolis, MN 55474

Written requests are required for:

o Transactions over $50,000.

o Pension plans and custodial accounts where the minor has reached the age at which custodianship should terminate.

o Transfers to another American Express Financial Advisors Inc. account with different ownership (all current registered owners must sign the request).

THREE WAYS TO RECEIVE PAYMENT WHEN YOU WITHDRAW FUNDS

1 By regular or express mail:

o  Mailed to address on record; please allow seven days for mailing.

o  Payable to name(s) you requested.

o We will charge a fee if you request express mail delivery. We will deduct the fee from your remaining certificate balance, provided that balance would not be less than $1,000. If the balance would be less than $1,000, we will deduct the fee from the proceeds of the withdrawal.

2 By wire:

o  Minimum wire withdrawal: $1,000.

o  Request that money be wired to your bank.

o  Bank account must be in same ownership as AECC account.

o Pre-authorization required. Complete the bank wire authorization section in the application or use a form supplied by your American Express financial advisor. All registered owners must sign.

o We may deduct a service fee from your balance (for partial withdrawals) or from the proceeds of a full withdrawal.

3 By electronic transfer:

o Available only for pre-authorized scheduled partial withdrawals and other full or partial withdrawals.

o No charge.

o Deposited electronically in your bank account.

o Allow two to five business days from request to deposit.

RETIREMENT PLANS: SPECIAL POLICIES

o If the certificate is purchased for a 401(k) plan or other qualified retirement plan account, the terms and conditions of the certificate apply to the plan as the owner of this certificate. However, the terms of the plan, as interpreted by the plan trustee or administrator, will determine how a participant's benefit under the plan is administered. These terms may differ from the terms of the certificate.

o If your certificate is held in a custodial or trusteed retirement plan (including a Keogh plan), special rules may apply at maturity. If no other investment instructions are provided directing how to handle your certificate at maturity, the full value of the certificate will automatically transfer to a new or existing cash management account according to rules outlined in the plan document or as otherwise provided in the plan document.

o The annual custodial fee for non-401(k) qualified retirement plans or IRAs may be deducted from your certificate account. It may reduce the amount payable at maturity or the amount received upon an early withdrawal.

o Retirement plan withdrawals may be subject to withdrawal penalties or loss of interest even if they are not subject to federal tax penalties.

o We will waive withdrawal penalties on withdrawals for qualified retirement plan or IRA certificate accounts for your required minimum distributions.

o If you withdraw all funds from your last account in an IRA at American Express Trust Company, a termination fee will apply as set out in Your Guide to IRAs, the IRS disclosure information received when you opened your account.

o The IRA termination fee will be waived if a withdrawal occurs after you have reached age 701/2 or upon the owner's death.

TRANSFER OF OWNERSHIP

While this certificate is not negotiable, AECC will transfer ownership upon written notification to our Client Service Organization. However, if you have purchased your certificate for a 401(k) plan or other qualified retirement plan, or an IRA you may be unable to transfer or assign the certificate without losing the account's favorable tax status. Please consult your tax advisor.

FOR MORE INFORMATION

For information on purchases, withdrawals, exchanges, transfers of ownership, proper instructions and other service questions regarding your certificate, please consult your American Express financial advisor or call the Client Service Organization at the telephone numbers listed on the back cover.

If you purchase your certificate other than through a financial advisor, you may be given different purchase and withdrawal instructions.

Taxes on Your Earnings

Participation and minimum interest on your certificate are taxable when credited to your account. Fixed interest is fully taxable as earned. Each calendar year we provide the certificate account owner and the IRS with reports of all earnings equal to and over $10 (Form 1099). Withdrawals are reported to the certificate owner and the IRS on Form 1099-B, "Proceeds from Broker and Barter Exchange Transactions."


The IRS has issued regulations governing the tax treatment of debt instruments which provide for variable rates of interest. This includes interest based on the price of property that is actively traded or on an index of the prices of such property. Under these regulations, the American Express Market Strategy Certificate is likely to constitute a debt instrument that would be treated as a variable rate debt instrument (VRDI) rather than a contingent debt instrument
(CDI). If the American Express Market Strategy Certificate constitutes a VRDI, then the income earned on the certificate will be treated as original issue discount and reported when credited to the owner's account. If the certificate is not treated as a VRDI, but rather is treated as a CDI, then the owner may have taxable income to report, even though the account owner has not received any cash distributions. Furthermore, the timing and character of the income may be different from that of a VRDI. AECC cannot guarantee whether the certificate will be deemed to be a VRDI or a CDI as the final regulations do not define CDIs. As always, you should consult your tax advisor for information regarding the tax implications of your certificate.


RETIREMENT ACCOUNTS

If you are using the certificate as an investment for a 401(k) plan account or other qualified retirement plan account or an IRA, income tax rules for your qualified plan or IRA apply. Generally, you will pay no income taxes on your investment's earnings -- and, in many cases, on part or all of the investment itself -- until you begin to make withdrawals.

AECC will withhold federal income taxes of 10% on a qualified plan or IRA withdrawals unless you tell us not to. AECC is required to withhold federal income taxes of 20% on most qualified plan distributions, unless the distribution is directly rolled over to another qualified plan or IRA.

Withdrawals from retirement accounts are generally subject to a 10% early withdrawal penalty by the IRS if you make them before age 591/2, unless you are disabled or if they are made by your beneficiary in the event of your death. Other exceptions may also apply. (Also, withdrawals of principal during a certificate month may be subject to the certificate's provision for loss of interest.)

Consult your tax advisor to see how these rules apply to you before you request a distribution from your plan or IRA.

GIFTS TO MINORS


The certificate may be given to a minor under either the Uniform Gifts or Uniform Transfers to Minors Act (UGMA/UTMA), whichever applies in your state. UGMAs/UTMAs are irrevocable. Generally, under federal tax laws, income over $1,500 for the year 2001 on property owned by children under age 14 will be taxed at the parents' marginal tax rate, while income on property owned by children 14 or older will be taxed at the child's rate.

YOUR TIN AND BACKUP WITHHOLDING

As with any financial account you open, you must list your current and correct TIN, which is either your Social Security or Employer Identification number. You must certify your TIN under penalties of perjury on your application when you open an account.


If you don't provide and certify the correct TIN, you could be subject to backup withholding of 31% of your interest earnings. You could also be subject to further penalties, such as:


o  a $50 penalty for each failure to supply your correct TIN;

o a civil penalty of $500 if you make a false statement that results in no backup withholding; and

o  criminal penalties for falsifying information.

You could also be subject to backup withholding because you failed to report interest on your tax return as required.

To help you determine the correct TIN to use on various types of accounts, please use this chart:

How to determine the correct TIN


For this type of account:                   Use the Social Security or Employer
                                            Identification Number of:

Individual or joint account                 The individual or one of the owners
                                            listed on the joint account

Custodian account of a minor                The minor
(Uniform Gifts/Transfers to Minors Act)

A revocable living trust                    The grantor-trustee
                                            (the person who puts the money into
                                            the trust)

An irrevocable trust, pension trust         The legal entity
or estate                                   (not the personal representative or
                                            trustee, unless no legal entity is
                                            designated in the account title)

Sole proprietorship                         The owner

Partnership                                 The partnership

Corporate                                   The corporation

Association, club or tax-exempt             The organization
organization

For details on TIN requirements, ask your financial advisor or contact your local American Express Financial Advisors Inc. office for federal Form W-9, Request for Taxpayer Identification Number and Certification. You also may obtain the form on the Internet at (http://www.irs.gov/prod/forms_pubs/).

FOREIGN INVESTORS


Also, the U.S. Internal Revenue Service (IRS) has issued new nonresident alien regulations that significantly change the withholding and reporting rules on foreign accounts. The IRS requires that nonresident alien investors certifying non-U.S. status and, if applicable, treaty eligibility, complete one of the Forms W-8.

Interest on your certificate is "portfolio interest" as defined in U.S. Internal Revenue Code Section 871(h) if earned by a nonresident alien. Even though your interest income is not taxed by the U.S. government, it will be reported at year end to you and to the U.S. government on a Form 1042-S, Foreign Person's U.S. Source Income Subject to Withholding. The United States participates in various tax treaties with foreign countries, which provide for sharing of tax information between the United States and such foreign countries. Individuals applying for benefits under a tax treaty may have additional requirements.

Tax treatment of your investment: Interest paid on your certificate is "portfolio interest" as defined in U.S. Internal Revenue Code Section 871(h) if earned by a nonresident alien who has supplied AECC with one of the Forms W-8. If the certificate is treated as a CDI, part of the earned income may be treated as a capital gain instead of portfolio interest. Form W-8 must be supplied with an address of foreign residency and a current mailing address, if different. (Form W-8BEN must be signed and dated by the beneficial owner, an authorized representative or officer of the beneficial owner or an agent acting under and providing us with a duly authorized power of attorney.) AECC will not accept purchases of certificates by nonresident aliens without an appropriately certified Form W-8 (or approved substitute). If you have supplied a Form W-8 that certifies that you are a nonresident alien, the interest income will be reported at year end to you and to the U.S. government on a Form 1042-S, Foreign Person's U.S. Source Income Subject to Withholding.

To help you determine the form that is appropriate for you, please note the following description of the Forms W-8:

Form W-8BEN

(Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding)
This form should be completed by any foreign persons or organizations, if they are the beneficial owner of the income, whether or not they are claiming a reduced rate of, or exemption from, withholding. (Foreign persons or organizations also may be required to fill out other of the forms that follow.)

Form W-8ECI

(Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States)
This form should be completed by any foreign person or organization if they claim that the income is effectively connected with the conduct of a trade or business within the United States.

Form W-8EXP

(Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding)
This form should be completed by any foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, or foreign private foundation.

Form W-8IMY

(Certificate of Foreign Intermediary, Foreign Flow-Through Entity or Certain U.S. Branches for United States Tax Withholding)
This form should be completed by an intermediary acting as custodian, broker, nominee, trustee or executor, or other type of agent for another person.

The new Form W-8 must be resupplied every four calendar years, up from three years with the current form.

Joint ownership: If the account is owned jointly with one or more persons, each owner must provide a Form W-8. If AECC receives a Form W-9 from any of the joint owners, payment will be treated as made to a U.S. person.


Withholding taxes: If you fail to provide us with a complete Form W-8 as required above, you will be subject to 31% backup withholding on interest payments and withdrawals from certificates.

Estate tax: If you are a nonresident alien and you die while owning a certificate, then, depending on the circumstances, AECC generally will not act on instructions with regard to the certificate unless AECC first receives, at a minimum, a statement from persons AECC believes are knowledgeable about your estate. The statement must be satisfactory to AECC and must tell us that, on your date of death, your estate did not include any property in the United States for U.S. estate tax purposes. In other cases, we generally will not take action regarding your certificate until we receive a transfer certificate from the IRS or evidence satisfactory to AECC that the estate is being administered by an executor or administrator appointed, qualified and acting within the United States. In general, a transfer certificate requires the opening of an estate in the United States and provides assurance that the IRS will not claim your certificate to satisfy estate taxes.


Trusts: If the investor is a trust, the policies and procedures described above will apply with regard to each grantor who is a nonresident alien. Also, foreign trusts must apply for a permanent U.S. individual tax identification number
(ITIN).


Important: The information in this prospectus is a brief and selective summary of certain federal tax rules that apply to this certificate and is based on current law and practice. Tax matters are highly individual and complex. Investors should consult a qualified tax advisor about their own position.

How Your Money Is Used and Protected

INVESTED AND GUARANTEED BY AECC


AECC, a wholly owned subsidiary of AEFC issues and guarantees the American Express Market Strategy Certificate. We are by far the largest issuer of face amount certificates in the United States, with total assets of more than $4.0 billion and a net worth in excess of $166 million on Dec. 31, 2000.


We back our certificates by investing the money received and keeping the invested assets on deposit. Our investments generate interest and dividends, out of which we pay:

o  interest to certificate owners,

o and various expenses, including taxes, fees to AEFC for advisory and other services, distribution fees to American Express Financial Advisors Inc., selling agent fees to selling agents, and transfer agent fees to American Express Client Service Corporation (AECSC).

For a review of significant events relating to our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." No national rating agency rates our certificates.

Most banks and thrifts offer investments known as CDs that are similar to our certificates in many ways. Early withdrawals of bank CDs often result in penalties. Banks and thrifts generally have federal deposit insurance for their deposits and lend much of the money deposited to individuals, businesses and other enterprises. Other financial institutions and some insurance companies may offer investments with comparable combinations of safety and return on investment.

REGULATED BY GOVERNMENT

Because the American Express Market Strategy Certificate is a security, its offer and sale are subject to regulation under federal and state securities laws. (The American Express Market Strategy Certificate is a face-amount certificate. It is not a bank product, an equity investment, a form of life insurance or an investment trust.)


The federal Investment Company Act of 1940 requires us to keep investments on deposit in a segregated custodial account to protect all of our outstanding certificates. These investments back the entire value of your certificate account. Their amortized cost must exceed the required carrying value of the outstanding certificates by at least $250,000. As of Dec. 31, 2000, the amortized cost of these investments exceeded the required carrying value of our outstanding certificates by more than $250 million. The law requires us to use amortized cost for these regulatory purposes. Among other things, the law permits Minnesota statutes to govern qualified assets of AECC as described in
Note 2 to the financial statements. In general, amortized cost is determined by systematically increasing the carrying value of a security if acquired at a discount, or reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date.


As a condition to regulatory relief from the SEC, AECC has agreed to maintain capital and surplus equal to 5% of outstanding liabilities on certificates (not including loans made on certificates in accordance with terms of some certificates that no longer are offered by AECC). AECC is not obligated to continue to rely on the relief and continue to comply with the conditions of the relief. Similarly, AECC has entered into a written informal understanding with the Minnesota Commerce Department that AECC will maintain capital equal to 5% of the assets of AECC (less any loans on outstanding certificates). When computing its capital for these purposes, AECC values its assets on the basis of statutory accounting for insurance companies rather than generally accepted accounting principles.

BACKED BY OUR INVESTMENTS


Our investments are varied and of high quality. This was the composition of our portfolio as of Dec. 31, 2000:


Type of investment                                     Net amount invested


Corporate and other bonds                                       48%

Government agency bonds                                         29

Preferred stocks                                                12

Mortgages                                                        9

Cash and cash equivalents                                        2


As of Dec. 31, 2000 about 90% of our securities portfolio (including bonds and preferred stocks) is rated investment grade. For additional information regarding securities ratings, please refer to Note 3B to the financial statements.


Most of our investments are on deposit with American Express Trust Company, Minneapolis, although we also maintain separate deposits as required by certain states. American Express Trust Company is a wholly owned subsidiary of AEFC. Copies of our Dec. 31, 2000 schedule of Investments in Securities of Unaffiliated Issuers are available upon request. For comments regarding the valuation, carrying values and unrealized appreciation (depreciation) of investment securities, see Notes 1, 2 and 3 to the financial statements.

INVESTMENT POLICIES

In deciding how to diversify the portfolio -- among what types of investments in what amounts -- the officers and directors of AECC use their best judgment, subject to applicable law. The following policies currently govern our investment decisions:

Debt securities

Most of our investments are in debt securities as referenced in the table in "Backed by Our Investments" under "How Your Money is Used and Protected."

The price of bonds generally falls as interest rates increase, and rises as interest rates decrease. The price of a bond also fluctuates if its credit rating is upgraded or downgraded. The price of bonds below investment grade may react more to whether a company can pay interest and principal when due than to changes in interest rates. They have greater price fluctuations, are more likely to experience a default, and sometimes are referred to as junk bonds. Reduced market liquidity for these bonds may occasionally make it more difficult to value them. In valuing bonds, AECC relies both on independent rating agencies and the investment manager's credit analysis. Under normal circumstances, at least 85% of the securities in AECC's portfolio will be rated investment grade, or in the opinion of AECC's investment advisor will be the equivalent of investment grade. Under normal circumstances, AECC will not purchase any security rated below B- by Moody's Investors Service, Inc. or Standard & Poor's. Securities that are subsequently downgraded in quality may continue to be held by AECC and will be sold only when AECC believes it is advantageous to do so.


As of Dec. 31, 2000, AECC held about 10% of its investment portfolio (including bonds, preferred stocks and mortgages) in investments rated below investment grade.


Purchasing securities on margin

We will not purchase any securities on margin or participate on a joint basis or a joint-and-several basis in any trading account in securities.

Commodities

We have not and do not intend to purchase or sell commodities or commodity contracts except to the extent that transactions described in "Financial transactions including hedges" in this section may be considered commodity contracts.

Underwriting

We do not intend to engage in the public distribution of securities issued by others. However, if we purchase unregistered securities and later resell them, we may be considered an underwriter (selling securities for others) under federal securities laws.

Borrowing money

From time to time we have established a line of credit with banks if management believed borrowing was necessary or desirable. We may pledge some of our assets as security. We may occasionally use repurchase agreements as a way to borrow money. Under these agreements, we sell debt securities to our lender, and repurchase them at the sales price plus an agreed-upon interest rate within a specified period of time. There is no limit on the extent to which we may borrow money, except that borrowing must be through the sale of certificates, or must be short-term and privately arranged and not intended to be publicly offered.

Real estate

We may invest in limited partnership interests in limited partnerships that either directly, or indirectly through other limited partnerships, invest in real estate. We may invest directly in real estate. We also invest in mortgage loans secured by real estate. We expect that equity investments in real estate, either directly or through a subsidiary of AECC, will be less than 5% of AECC's assets.

Lending securities

We may lend some of our securities to broker-dealers and receive cash equal to the market value of the securities as collateral. We invest this cash in short-term securities. If the market value of the securities goes up, the borrower pays us additional cash. During the course of the loan, the borrower makes cash payments to us equal to all interest, dividends and other distributions paid on the loaned securities. We will try to vote these securities if a major event affecting our investment is under consideration. We expect that outstanding securities loans will not exceed 10% of AECC's assets.

When-issued securities

Some of our investments in debt securities are purchased on a when-issued or similar basis. It may take as long as 45 days or more before these securities are available for sale, issued and delivered to us. We generally do not pay for these securities or start earning on them until delivery. We have established procedures to ensure that sufficient cash is available to meet when-issued commitments. AECC's ability to invest in when-issued securities is not limited except by its ability to set aside cash or high quality investments to meet when-issued commitments. When-issued securities are subject to market fluctuations and they may affect AECC's investment portfolio the same as owned securities.

Financial transactions including hedges

We buy or sell various types of options contracts for hedging purposes or as a trading technique to facilitate securities purchases or sales. We may buy interest rate caps for hedging purposes. These pay us a return if interest rates rise above a specified level. If interest rates do not rise above a specified level, the interest rate caps do not pay us a return. AECC may enter into other financial transactions, including futures and other derivatives, for the purpose of managing the interest rate exposures associated with AECC's assets or liabilities. Derivatives are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. A small change in the value of the underlying asset, security or index may cause a sizable gain or loss in the fair value of the derivative. There is no limit on the AECC's ability to enter into financial transactions to manage the interest rate risk associated with the AECC's assets and liabilities, but AECC does not foresee a likelihood that it will be feasible to hedge most or all of its assets or liabilities. We do not use derivatives for speculative purposes.

Illiquid securities

A security is illiquid if it cannot be sold in the normal course of business within seven days at approximately its current market value. Some investments cannot be resold to the U.S. public because of their terms or government regulations. All securities, however can be sold in private sales, and many may be sold to other institutions and qualified buyers or on foreign markets. AECC's investment advisor will follow guidelines established by the board and consider relevant factors such as the nature of the security and the number of likely buyers when determining whether a security is illiquid. No more than 15% of AECC's investment portfolio will be held in securities that are illiquid. In valuing its investment portfolio to determine this 15% limit, AECC will use statutory accounting under an SEC order. This means that, for this purpose, the portfolio will be valued in accordance with applicable Minnesota law governing investments of life insurance companies, rather than generally accepted accounting principles.

Restrictions

There are no restrictions on concentration of investments in any particular industry or group of industries or on rates of portfolio turnover.

How Your Money Is Managed

RELATIONSHIP BETWEEN AECC AND
AMERICAN EXPRESS FINANCIAL CORPORATION

AECC was originally organized as Investors Syndicate of America, Inc., a Minnesota corporation, on Oct. 15, 1940, and began business as an issuer of face-amount investment certificates on Jan. 1, 1941. The company became a Delaware corporation on Dec. 31, 1977, changed its name to IDS Certificate Company on April 2, 1984, and to American Express Certificate Company on April 26, 2000.

AECC files reports on Form 10-K and 10-Q with the SEC. The public may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Before AECC was created, AEFC (formerly known as IDS Financial Corporation), our parent company, had issued similar certificates since 1894. As of Jan. 1, 1995, IDS Financial Corporation changed its name to AEFC. AECC and AEFC have never failed to meet their certificate payments.


During its many years in operation, AEFC has become a leading manager of investments in mortgages and securities. As of Dec. 31, 2000, AEFC managed or administered investments, including its own, of more than $275 billion. American Express Financial Advisors Inc., a wholly owned subsidiary of AEFC, provides a broad range of financial planning services for individuals and businesses through its nationwide network of more than 600 supervisory offices, and more than 3,800 branch offices and more than 10,700 financial advisors. American Express Financial Advisors' financial planning services are comprehensive, beginning with a detailed written analysis that's tailored to your needs. Your analysis may address one or all of these six essential areas: financial position, protection planning, investment planning, income tax planning, retirement planning and estate planning.


AEFC itself is a wholly owned subsidiary of American Express Company, a financial services company with executive offices at American Express Tower, World Financial Center, New York, NY 10285. American Express Company is a financial services company engaged through subsidiaries in other businesses including:

o travel related services (including American Express(R)Card and operations through American Express Travel Related Services Company, Inc. and its subsidiaries); and

o international banking services (through American Express Bank Ltd. and its subsidiaries) and Travelers Cheque and related services.

CAPITAL STRUCTURE AND CERTIFICATES ISSUED

AECC has authorized, issued and has outstanding 150,000 shares of common stock, par value of $10 per share. AEFC owns all of the outstanding shares.


As of the fiscal year ended Dec. 31, 2000, AECC had issued (in face amount) $61,053,427 of installment certificates and $1,523,260,374 of single payment certificates. As of Dec. 31, 2000, AECC had issued (in face amount) $13,745,260,263 of installment certificates and $21,383,643,748 of single payment certificates since its inception in 1941.


INVESTMENT MANAGEMENT AND SERVICES

Under an Investment Advisory and Services Agreement, AEFC acts as our investment advisor and is responsible for:

o  providing investment research,

o  making specific investment recommendations,

o and executing purchase and sale orders according to our policy of obtaining the best price and execution.

All these activities are subject to direction and control by our board of directors and officers. Our agreement with AEFC requires annual renewal by our board, including a majority of directors who are not interested persons of AEFC or AECC as defined in the federal Investment Company Act of 1940.

For its services, we pay AEFC a monthly fee, equal on an annual basis to a percentage of the total book value of certain assets (included assets).

Advisory and services fee computation

Included assets                               Percentage of total book value

First $250 million                                        0.750%

Next 250 million                                          0.650

Next 250 million                                          0.550

Next 250 million                                          0.500

Any amount over 1 billion                                 0.107

Included assets are all assets of AECC except mortgage loans, real estate, and any other asset on which we pay an outside advisory or service fee.

Advisory and services fee for the past three years

Year                        Total fees         Percentage of included assets


2000                       $8,778,883                      0.25%


1999                        8,691,974                      0.26

1998                        9,084,332                      0.24


Estimated advisory and services fees for 2001 are $9,113,000.

Other expenses payable by AECC: The Investment Advisory and Services Agreement provides that we will pay:

o  costs incurred by us in connection with real estate and mortgages;

o  taxes;

o  depository and custodian fees;

o  brokerage commissions;

o fees and expenses for services not covered by other agreements and provided to us at our request, or by requirement, by attorneys, auditors, examiners and professional consultants who are not officers or employees of AEFC;

o  fees and expenses of our directors who are not officers or employees of AEFC;

o provision for certificate reserves (interest accrued on certificate owner accounts); and

o  expenses of customer settlements not attributable to sales function.

DISTRIBUTION

Under a Distribution Agreement with American Express Financial Advisors Inc., we pay for the distribution of this certificate by American Express Financial Advisors Inc. as follows:

o 0.90% of the initial investment on the first day of the certificate's term, and

o  0.90% of the certificate's reserve at the beginning of each subsequent term for certificates sold through American Express Financial Advisors Inc.

This fee is not assessed to your certificate account.


Total distribution fees paid to American Express Financial Advisors Inc. for all series of certificates amounted to $28,262,084 during the year ended Dec. 31, 2000. We expect to pay American Express Financial Advisors Inc. distribution fees amounting to $29,640,000 during 2001.


See Note 1 to financial statements regarding deferral of distribution fee expense.

In addition, AECC may pay distributors additional compensation for distribution activities under certain circumstances. From time to time, AECC may pay or permit other promotional incentives, in cash or credit or other compensation.


American Express Financial Advisors Inc. pays commissions to its financial advisors and pays other selling expenses in connection with services to us. Our board of directors, including a majority of directors who are not interested persons of American Express Financial Advisors Inc., or AECC, approved these distribution agreements.


TRANSFER AGENT

Under a Transfer Agency Agreement, American Express Client Service Corporation (AECSC), a wholly owned subsidiary of AEFC, maintains certificate owner accounts and records. AECC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service.

EMPLOYMENT OF OTHER AMERICAN EXPRESS AFFILIATES

AEFC may employ an affiliate of American Express Company as executing broker for our portfolio transactions only if:

o we receive prices and executions at least as favorable as those offered by qualified independent brokers performing similar services;

o the affiliate charges us commissions consistent with those charged to comparable unaffiliated customers for similar transactions; and

o the affiliate's employment is consistent with the terms of the current Investment Advisory and Services Agreement and federal securities laws.

DIRECTORS AND OFFICERS

AECC's sole shareholder, AEFC, elects the board of directors that oversees AECC's operations. The board annually elects the directors, chairman, president and controller for a term of one year. The president appoints the other executive officers.


We paid a total of $29,000 during 2000 to directors not employed by AEFC.


Board of directors

Rodney P. Burwell

Born  in  1939.  Director  beginning  in  1999.  Chairman,   Xerxes  Corporation
(fiberglass storage tanks). Director, Fairview Corporation.

Charles W. Johnson

Born in 1929. Director since 1989. Director, Communications Holdings, Inc. Acting president of Fisk University from 1998 to 1999. Former vice president and group executive, Industrial Systems, with Honeywell, Inc. Retired 1989.

Jean B. Keffeler

Born in 1945. Director beginning in 1999. Independent management consultant.

Richard W. Kling*

Born in 1940. Director since 1996. Chairman of the board of directors from 1996 to 2000. Director of IDS Life Insurance Company since 1984; president since 1994. Executive vice president of Marketing and Products of AEFC from 1988 to 1994. Senior vice president of AEFC since 1994. Director of IDS Life Series Fund Inc. and member of the board of managers of IDS Life Variable Annuity Funds A and B.

Thomas R. McBurney

Born in 1938. Director beginning in 1999. President, McBurney Management Advisors. Director, The Valspar Corporation (paints), Wenger Corporation, Allina, Space Center Enterprises and Greenspring Corporation.

Paula R. Meyer*


Born in 1954. Director since 1998. President since 1998. Vice president and Managing Director - American Express Funds since June 2000. Vice president of AEFC since 1998. President of Piper Capital Management (PCM) from 1997 to 1998. Director of Marketing of PCM from 1995 to 1997. Director of Retail Marketing of PCM from 1993 to 1995.

Pamela J. Moret*


Born in 1956. Director since December 1999. Chair of the board of directors since January 2000. Senior vice president - Products Group of AEFC since October 1999. Vice president - Variable Assets & Services from 1997 to 1999. Executive vice president - Variable Assets of IDS Life Insurance Company from 1997 to 1999. Vice president - Retail Services Group from 1996 to 1997. Vice president - Communications from 1993 to 1996.


* "Interested Person" of AECC as that term is defined in Investment Company Act of 1940.

Executive officers

Paula R. Meyer

Born in 1954. President since 1998.


Lorraine R. Hart

Born in 1951. Vice president - Investments since 1994. Vice president - Insurance Investments of AEFC since 1989. Vice president - Investments of IDS Life Insurance Company since 1992.



Monica P. Vickman

Born in 1969. Vice president, general counsel, and secretary since February 2001. Associate counsel to AEFC since 2000. Various attorney positions in American Express General Counsel's Office from 1996 to 2000.


Philip C. Wentzel

Born in 1961. Vice president and controller of AECC since January 2000. Vice president - Finance, Insurance Products of AEFC since 1997. Vice president and controller of IDS Life since 1998. Director, Financial Reporting and Analysis - IDS Life from 1992 to 1997.


David L. Yowan

Born in 1957. Vice president and treasurer since April 2001. Senior vice president and assistant treasurer of American Express Company since January 1999. Senior portfolio and risk management officer for the North American Consumer Bank of Citigroup from August 1987 to January 1999.


The officers and directors as a group beneficially own less than 1% of the common stock of American Express Company.

AECC has provisions in its bylaws relating to the indemnification of its officers and directors against liability, as permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 1933 Act) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

INDEPENDENT AUDITORS

A firm of independent auditors audits our financial statements at the close of each fiscal year (Dec. 31). Copies of our annual financial statements (audited) and semiannual financial statements (unaudited) are available to any certificate owner upon request.

Ernst & Young LLP, Minneapolis, has audited our financial statements at Dec. 31, 2000 and 1999 and for each of the years in the three-year period ended Dec. 31, 2000. These statements are included in this prospectus. Ernst & Young LLP is also the auditor for American Express Company, the parent company of AEFC and AECC.

AMERICAN EXPRESS CERTIFICATES

Other certificates issued by AECC: Your American Express financial advisor can give you more information on five other certificates issued by AECC. These certificates offer a wide range of investment terms and features.

American Express Cash Reserve Certificate -- A single payment certificate that permits additional investments on which AECC guarantees interest in advance for a three-month term.

American Express Flexible Savings Certificate -- A single payment certificate that permits additional investments and on which AECC guarantees interest in advance for a term of six, 12, 18, 24, 30 or 36 months.

American Express Installment Certificate -- An installment payment certificate that declares interest in advance for a three-month period and offers bonuses in the third through sixth years for regular investments.

American Express Preferred Investors Certificate -- A single payment certificate that combines a competitive fixed rate of return with AECC's guarantee of principal for large investments of $250,000 to $5 million.

American Express Stock Market Certificate -- A single payment certificate that calculates all or part of your interest based on stock market performance, as measured by a broad market index, with AECC's guarantee of return of principal.

Appendix

Description of corporate bond ratings

Bond ratings concern the quality of the issuing corporation. They are not an opinion of the market value of the security. Such ratings are opinions on whether the principal and interest will be repaid when due. A security's rating may change which could affect its price. Ratings by Moody's Investors Service, Inc. are Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C. Ratings by Standard & Poor's are AAA, AA, A, BBB, BB, B, CCC, CC, C and D.

Aaa/AAA -- Judged to be of the best quality and carry the smallest degree of investment risk. Interest and principal are secure.

Aa/AA -- Judged to be high-grade although margins of protection for interest and principal may not be quite as good as Aaa or AAA rated securities.

A -- Considered upper-medium grade. Protection for interest and principal is deemed adequate but may be susceptible to future impairment.

Baa/BBB -- Considered medium-grade obligations. Protection for interest and principal is adequate over the short-term; however, these obligations may have certain speculative characteristics.

Ba/BB -- Considered to have speculative elements. The protection of interest and principal payments may be very moderate.

B -- Lack characteristics of more desirable investments. There may be small assurance over any long period of time of the payment of interest and principal.

Caa/CCC -- Are of poor standing. Such issues may be in default or there may be risk with respect to principal or interest.

Ca/CC -- Represent obligations that are highly speculative. Such issues are often in default or have other marked shortcomings.

C -- Are obligations with a higher degree of speculation. These securities have major risk exposures to default.

D -- Are in payment default. The D rating is used when interest payments or principal payments are not made on the due date.

Non-rated securities will be considered for investment. When assessing each non-rated security, AECC will consider the financial condition of the issuer or the protection afforded by the terms of the security.

Annual Financial Information

SUMMARY OF SELECTED FINANCIAL INFORMATION

The following selected financial information has been derived from the audited financial statements and should be read in conjunction with those statements and the related notes to financial statements. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional comments.

Year Ended Dec. 31, ($ thousands)

Statement of Operations Data

                                                              2000          1999         1998         1997         1996
Investment income                                         $266,106      $254,344     $273,135     $258,232     $251,481

Investment expenses                                         87,523        77,235       76,811       70,137       62,851

Net investment income before provision
     for certificate reserves and income
     tax (expense) benefit                                 178,583       177,109      196,324      188,095      188,630

Net provision for certificate reserves                     155,461       138,555      167,108      165,136      171,968

Net investment income before income
     tax (expense) benefit                                  23,122        38,554       29,216       22,959       16,662

Income tax (expense) benefit                                  (14)       (4,615)          265        3,682        6,537

Net investment income                                       23,108        33,939       29,481       26,641       23,199

Net realized (loss) gain on investments:

     Securities of unaffiliated issuers                   (10,110)         1,250        5,143          980        (444)

     Other-- unaffiliated                                       --            --           --           --          101

Net realized (loss) gain on investments
     before income taxes                                  (10,110)         1,250        5,143          980        (343)

Income tax (expense) benefit                                 3,539         (437)      (1,800)        (343)          120

Net realized (loss) gain on investments                    (6,571)           813        3,343          637        (223)

Net income-- wholly owned subsidiary                            --             4        1,646          328        1,251

Net income                                               $  16,537     $  34,756    $  34,470    $  27,606    $  24,227

Cash Dividends Declared

                                                            $5,000       $40,000      $29,500           $--     $65,000

Balance Sheet Data

Total assets                                            $4,032,745    $3,761,068   $3,834,244   $4,053,648   $3,563,234

Certificate loans                                           25,547        28,895       32,343       37,098       43,509

Certificate reserves                                     3,831,059     3,536,659    3,404,883    3,724,978    3,283,191

Stockholder's equity                                       166,514       141,702      222,033      239,510      194,550

American Express Certificate Company (AECC), formerly IDS Certificate Company, is 100% owned by American Express Financial Corporation (Parent).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations

American Express Certificate Company's (AECC), formerly IDS Certificate Company, earnings are derived primarily from the after-tax yield on invested assets less investment expenses and interest credited on certificate reserve liabilities. Changes in earnings' trends occur largely due to changes in the rates of return on investments and the rates of interest credited to certificate owner accounts, and also due to changes in the mix of fully taxable and tax-advantaged investments in the AECC portfolio.

During 2000, total assets and certificate reserves increased $272 million and $294 million, respectively. The increase in total assets resulted primarily from certificate payments exceeding certificate maturities and surrenders. The increase in certificate reserves resulted primarily from interest accruals of $148 million and certificate sales exceeding certificate maturities and surrenders by $146 million.

During 1999, total assets decreased $73 million whereas certificate reserves increased $132 million. The decreases in total assets and accounts payable and accrued liabilities resulted primarily from net repayments under reverse repurchase agreements of $116 million. The decrease in total assets reflects also, a decrease in net unrealized appreciation on investment securities classified as available for sale of $115 million. The increase in certificate reserves resulted primarily from interest accruals of $203 million offset by certificate maturities and surrenders exceeding certificate sales by $71 million.

2000 Compared to 1999

Gross investment income increased 4.6% due primarily to a higher average balance of invested assets.

Investment expenses increased 13.3% in 2000. The increase resulted primarily from the net of higher amortization of premiums paid for index options of $12.3 million and lower interest expense on interest rate swap and reverse repurchase agreements of $1.1 million and $.6 million, respectively.

Net provision for certificate reserves increased 12.2% due primarily to higher accrual rates and a higher average balance of certificate reserves during 2000.

The decrease in income tax benefit resulted primarily from less tax-advantaged investment income.

1999 Compared to 1998

Gross investment income decreased 6.9% due primarily to a lower average balance of invested assets.

Investment expenses increased slightly in 1999. The slight increase resulted primarily from the net of higher amortization of premiums paid for index options of $10.1 million and lower interest expense on reverse repurchase and interest rate swap agreements of $6.5 million, lower distribution fees of $2.3 million and lower investment advisory and services and transfer agent fees of $.8 million.

Net provision for certificate reserves decreased 17.1% due primarily to lower accrual rates during 1999.

The decrease in income tax benefit resulted primarily from less tax-advantaged investment income.

Liquidity and cash flow

AECC's principal sources of cash are payments from sales of face-amount certificates and cash flows from investments. In turn, AECC's principal uses of cash are payments to certificate owners for matured and surrendered certificates, purchase of investments and payments of dividends to its Parent.

Certificate sales remained strong in 2000 reflecting clients' ongoing desire for safety of principal. Sales of certificates totaled $1.5 billion in both 2000 and 1999 compared to $1.1 billion in 1998. The higher certificate sales in 1999 over 1998 resulted primarily from special promotions of the seven- and 13-month term American Express Flexible Savings Certificate (formerly IDS Flexible Savings Certificate) which produced sales of $295 million. Certificate sales in 1999 benefited also, from higher sales of the American Express Market Strategy Certificate (formerly IDS Market Strategy Certificate) and American Express Investors Certificate of $95 million and $118 million, respectively.

Certificate maturities and surrenders totaled $1.5 billion during 2000 compared to $1.7 billion during both 1999 and 1998. The lower certificate maturities and surrenders in 2000 compared to 1999 and 1998, resulted primarily from lower surrenders of American Express Flexible Savings Certificates.

AECC, as an issuer of face-amount certificates, is affected whenever there is a significant change in interest rates. In view of the uncertainty in the investment markets and due to the short-term repricing nature of certificate reserve liabilities, AECC continues to invest in securities that provide for more immediate, periodic interest/principal payments, resulting in improved liquidity. To accomplish this, AECC continues to invest much of its cash flow in intermediate-term bonds and mortgage-backed securities.

AECC's investment program is designed to maintain an investment portfolio that will produce the highest possible after-tax yield within acceptable risk standards with additional emphasis on liquidity. The program considers investment securities as investments acquired to meet anticipated certificate owner obligations.

Under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt securities that AECC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities AECC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available for sale and carried at fair value. The available-for-sale classification does not mean that AECC expects to sell these securities, but that under SFAS No. 115 positive intent criteria, these securities are available to meet possible liquidity needs should there be significant changes in market interest rates or certificate owner demand. See notes 1 and 3 to the financial statements for additional information relating to SFAS No. 115.

At Dec. 31, 2000, securities classified as held to maturity and carried at amortized cost were $.3 billion. Securities classified as available for sale and carried at fair value were $3.1 billion. These securities, which comprise 87% of AECC's total invested assets, are well diversified. Of these securities, approximately 97% have fixed maturities of which 90% are of investment grade. Other than U.S. Government Agency mortgage-backed securities, no one issuer represents more than 1% of total securities. See note 3 to financial statements for additional information on ratings and diversification.

During the year ended Dec. 31, 2000, write-downs of $11.4 million were recorded on AECC's below-investment-grade securities and the reserve for possible losses on investments in first mortgage loans on real estate was increased by $.2 million. These losses were partially offset by net realized gains of $1.5 million from investment security sales and redemptions.

At Dec. 31, 2000, approximately 8.5% of AECC's invested assets were below-investment-grade bonds. During the year 2000, the industry-wide default rate on below-investment-grade bonds increased significantly and this trend is expected to continue over the next year and possibly beyond.* Additional writedowns of AECC's below-investment-grade securities in 2001 are likely but the amount of any such writedowns cannot be estimated at this time.* AECC's management believes that there will be no adverse impact on the certificate owners of any such losses.*

During the year ended Dec. 31, 2000, securities classified as available for sale were sold with an amortized cost and fair value of $312 million and $313 million, respectively. The securities were sold in general management of the investment portfolio.

During the year ended Dec. 31, 2000, a security classified as held to maturity was tendered with an amortized cost and fair value of $5.0 million and $4.7 million, respectively. In addition, a held-to-maturity security with an amortized cost and fair value of $4.0 million and $4.1 million, respectively, was sold due to credit concerns. There were no sales or tenders of held-to-maturity securities during the year ended Dec. 31, 1999.

There were no transfers of available-for-sale or held-to-maturity securities during the years ended Dec. 31, 2000 and 1999.

In June 1998, the Financial Accounting Standards Board (FASB) issued, and subsequently amended, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which AECC adopted on Jan. 1, 2001. This Statement allows a one-time opportunity to reclassify held-to-maturity investments to available-for-sale without tainting the remaining securities in the held-to-maturity portfolio. AECC has elected to take this opportunity to reclass its held-to-maturity investments to available-for-sale. As of Jan. 1, 2001, the cumulative impact of applying the Statement's accounting requirements will not have a significant impact on AECC's financial position or results of operations.

Market risk and derivative financial instruments

The sensitivity analysis of two different tests of market risk discussed below estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates and a 10% decline in a major stock market index. Computation of the prospective effects of hypothetical interest rate and major stock market index changes are based on numerous assumptions, including relative levels of market interest rates and the major stock market index level, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different than what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings effects in the future will differ from those quantified below.

* Statements in this discussion and analysis of AECC's financial condition and results of operations marked with an asterisk are forward-looking statements which are subject to risks and uncertainties. Important factors that could cause results to differ materially from these forward-looking statements include, among other things, changes in the industry-wide and AECC's default rate on below-investment-grade bonds over the next several months and beyond, changes in economic conditions, such as a recession or a substantial increase in prevailing interest rates, or other factors that could cause a slowdown in the economy, and changes in government regulation that affects the ability of issuers to repay their debt.

AECC primarily invests in intermediate-term and long-term fixed income securities to provide its certificate owners with a competitive rate of return on their certificates while managing risk. These investment securities provide AECC with a historically dependable and targeted margin between the interest rate earned on investments and the interest rate credited to certificate owners' accounts. AECC does not invest in securities to generate trading profits for its own account.

AECC's Investment Committee, which comprises senior business managers, meets regularly to review models projecting different interest rate scenarios and their impact on AECC's profitability. The committee's objective is to structure AECC's portfolio of investment securities based upon the type and behavior of the certificates in the certificate reserve liabilities, to achieve targeted levels of profitability and meet certificate contractual obligations.

Rates credited to certificate owners' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, AECC's margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategies include the purchase of derivatives, such as interest rate caps, corridors, floors and swaps, for hedging purposes. On three series of certificates, interest is credited to the certificate owners' accounts based upon the relative change in a major stock market index between the beginning and end of the certificates' terms. As a means of hedging its obligations under the provisions of these certificates, the committee purchases and writes call options on the major stock market index. See note 9 to the financial statements for additional information regarding derivative financial instruments.

The negative impact on AECC's pretax earnings of the 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models to the book of business at Dec. 31, 2000 and 1999, would be approximately $3.4 million and $8.2 million for 2000 and 1999, respectively. The 10% decrease in a major stock market index level would have a minimal impact on AECC's pretax earnings as of Dec. 31, 2000 and 1999, because the income effect is a decrease in option income and a corresponding decrease in interest credited to the American Express Stock Market Certificate, American Express Market Strategy Certificate and American Express Equity Indexed Savings Certificate owners' accounts.

Ratios

The ratio of stockholder's equity, excluding accumulated other comprehensive loss net of tax, to total assets less certificate loans and net unrealized holding gains/losses on investment securities (capital to asset ratio) at Dec. 31, 2000 and 1999 was 5.4% and 5.5%, respectively. Under an informal agreement established with the Commissioner of Commerce for the State of Minnesota, AECC has agreed to maintain at all times a minimum capital to asset ratio of 5.0%.

AMERICAN EXPRESS CERTIFICATE COMPANY RESPONSIBILITY FOR PREPARATION OF FINANCIAL STATEMENTS

The management of American Express Certificate Company (AECC) is responsible for the preparation and fair presentation of its financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States which are appropriate in the circumstances, and include amounts based on the best judgment of management. AECC's management is also responsible for the accuracy and consistency of other financial information included in the prospectus.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, AECC maintains a system of internal control over financial reporting. The system is designed to provide reasonable, but not absolute, assurance with respect to the reliability of AECC's financial statements. The concept of reasonable assurance is based on the notion that the cost of internal control should not exceed the benefits derived.

Internal control is founded on an ethical climate and includes an organizational structure with clearly defined lines of responsibility, policies and procedures, a Code of Conduct, and the careful selection and training of employees. Internal auditors monitor and assess the effectiveness of internal control and report their findings to management throughout the year. AECC's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test internal controls over financial reporting.

Report of Independent Auditors

THE BOARD OF DIRECTORS AND SECURITY HOLDERS
AMERICAN EXPRESS CERTIFICATE COMPANY

We have audited the accompanying balance sheets of American Express Certificate Company (formerly IDS Certificate Company) a wholly owned subsidiary of American Express Financial Corporation, as of December 31, 2000 and 1999, and the related statements of operations, comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the management of American Express Certificate Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2000 and 1999 by correspondence with custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Express Certificate Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Minneapolis, Minnesota

February 8, 2001

Financial Statements

Balance Sheets, Dec. 31,


Assets

($ thousands)                                                               2000              1999

Qualified Assets (note 2)
Investments in unaffiliated issuers (notes 3, 4 and 10):

     Cash and cash equivalents                                        $   58,711        $   47,086

     Held-to-maturity securities                                         317,732           464,648

     Available-for-sale securities                                     3,122,950         2,620,747

     First mortgage loans on real estate                                 358,575           378,047

     Certificate loans-- secured by certificate reserves                  25,547            28,895

Investments in and advances to affiliates                                    422               422

Total investments                                                      3,883,937         3,539,845

Receivables:

     Dividends and interest                                               47,901            41,584

     Investment securities sold                                            1,070               953

Total receivables                                                         48,971            42,537

Other (note 9)                                                            53,015           123,845

Total qualified assets                                                 3,985,923         3,706,227

Other Assets

Deferred federal income taxes (note 8)                                    30,501            42,590

Due from Parent for federal income taxes                                   7,016                --

Deferred distribution fees and other                                       9,305            12,251

Total other assets                                                        46,822            54,841

Total assets                                                          $4,032,745        $3,761,068


Balance Sheets, Dec. 31, (continued)

Liabilities and Stockholder's Equity

($ thousands, except share amounts)                                       2000              1999

Liabilities

Certificate Reserves (note 5):

     Installment certificates:

         Reserves to mature                                           $  215,971        $  263,204

         Additional credits and accrued interest                           7,088            10,932

         Advance payments and accrued interest                               697               838

         Other                                                                55                56

     Fully paid certificates:

         Reserves to mature                                            3,537,832         3,120,351

         Additional credits and accrued interest                          69,155           140,988

     Due to unlocated certificate holders                                    261               290

Total certificate reserves                                             3,831,059         3,536,659

Accounts Payable and Accrued Liabilities:

     Due to Parent (note 7A)                                                 771               733

     Due to Parent for federal income taxes                                   --             4,126

     Due to other affiliates (notes 7B through 7E)                           730               515

     Reverse repurchase agreements                                            --            25,000

     Payable for investment securities purchased                           1,946             1,734

     Other (notes 9 and 10)                                               31,725            50,599

Total accounts payable and accrued liabilities                            35,172            82,707

Total liabilities                                                      3,866,231         3,619,366

Commitments (note 4)

Stockholder's Equity (notes 5B, 5C, and 6)

Common stock, $10 par-- authorized and issued 150,000 shares               1,500             1,500

Additional paid-in capital                                               143,844           143,844

Retained earnings:

     Appropriated for predeclared additional credits/interest              2,684             2,879

     Appropriated for additional interest on advance payments                 15                10

     Unappropriated                                                       70,937            59,210

Accumulated other comprehensive loss-- net of tax (note 1)              (52,466)          (65,741)

Total stockholder's equity                                               166,514           141,702

Total liabilities and stockholder's equity                            $4,032,745        $3,761,068

See notes to financial statements.


Statements of Operations

Year ended Dec. 31, ($ thousands)                                               2000             1999              1998

Investment Income
Interest income from unaffiliated investments:

     Bonds and notes                                                        $204,923         $188,062          $209,408

     Mortgage loans on real estate                                            26,675           27,294            18,173

     Certificate loans                                                         1,471            1,662             1,896

Dividends                                                                     32,478           35,228            40,856

Other                                                                            559            2,098             2,802

Total investment income                                                      266,106          254,344           273,135

Investment Expenses

Parent and affiliated company fees (note 7):

     Distribution                                                             31,209           31,484            33,783

     Investment advisory and services                                          8,779            8,692             9,084

     Transfer agent                                                            3,300            3,572             3,932

     Depository                                                                  254              238               250

Options (note 9)                                                              43,430           31,095            21,012

Reverse repurchase agreements                                                    124              677             3,689

Interest rate swap agreements (note 9)                                            17            1,146             4,676

Other                                                                            410              331               385

Total investment expenses                                                     87,523           77,235            76,811

Net investment income before provision for
     certificate reserves and income tax (expense) benefit                   178,583          177,109           196,324


Provision for Certificate Reserves (notes 5 and 9)

According to the terms of the certificates:

     Provision for certificate reserves                                       12,599           11,493             9,623

     Interest on additional credits                                              714              874             1,032

     Interest on advance payments                                                 33               33                44

Additional credits/interest authorized by AECC:

     On fully paid certificates                                              134,633          118,371           146,434

     On installment certificates                                               8,483            8,676            11,001

Total provision for certificate reserves before reserve recoveries           156,462          139,447           168,134

Reserve recoveries from terminations prior to maturity                       (1,001)            (892)           (1,026)

Net provision for certificate reserves                                       155,461          138,555           167,108

Net investment income before income tax (expense) benefit                     23,122           38,554            29,216

Income tax (expense) benefit (note 8)                                           (14)          (4,615)               265

Net investment income                                                         23,108           33,939            29,481

Net realized (loss) gain on investments

Securities of unaffiliated issuers before income tax expense                (10,110)            1,250             5,143

Income tax (expense) benefit (note 8):

     Current                                                                   (537)          (1,151)           (1,800)

     Deferred                                                                  4,076              714                --

Total income tax (expense) benefit                                             3,539            (437)           (1,800)

Net realized (loss) gain on investments                                      (6,571)              813             3,343

Net income-- wholly owned subsidiary                                              --                4             1,646

Net income                                                                 $  16,537        $  34,756          $ 34,470

See notes to financial statements.


Statements of Comprehensive Income

Year ended Dec. 31, ($ thousands)                                               2000             1999              1998

Net income                                                                 $  16,537        $  34,756          $ 34,470

Other comprehensive income (loss) (note 1)

     Unrealized gains (losses) on available-for-sale securities:

         Unrealized holding gains (losses) arising during year                21,840        (112,460)          (32,020)

         Income tax (expense) benefit                                        (7,644)           39,361            11,207

         Net unrealized holding gains (losses) arising during period          14,196         (73,099)          (20,813)

         Reclassification adjustment for gains included in net income        (1,417)          (3,058)           (2,514)

         Income tax expense                                                      496            1,070               880

         Net reclassification adjustment for gains included in net income      (921)          (1,988)           (1,634)

Net other comprehensive income (loss)                                         13,275         (75,087)          (22,447)

Total comprehensive income (loss)                                            $29,812      $  (40,331)          $ 12,023

See notes to financial statements.


Statements of Stockholder's Equity

Year ended Dec. 31, ($ thousands)                                               2000             1999              1998

Common Stock

Balance at beginning and end of year                                       $   1,500        $   1,500          $  1,500

Additional Paid-in Capital

Balance at beginning and end of year                                        $143,844         $143,844          $143,844

Retained Earnings

Appropriated for predeclared additional credits/interest (note 5B)

Balance at beginning of year                                               $   2,879        $   3,710          $   6,375

Transferred to unappropriated retained earnings                                (195)            (831)           (2,665)

Balance at end of year                                                     $   2,684        $   2,879          $  3,710

Appropriated for additional interest on advance payments (note 5C)

Balance at beginning of year                                               $      10        $      10          $     50

Transferred from (to) unappropriated retained earnings                             5               --              (40)

Balance at end of year                                                     $      15        $      10          $     10

Unappropriated (note 6)

Balance at beginning of year                                               $  59,210        $  63,623          $ 55,948

Net income                                                                    16,537           34,756            34,470

Transferred from appropriated retained earnings                                  190              831             2,705

Cash dividends declared                                                      (5,000)         (40,000)          (29,500)

Balance at end of year                                                     $  70,937        $  59,210          $ 63,623

Accumulated other comprehensive (loss) income-- net of tax (note 1)

Balance at beginning of year                                               $(65,741)        $   9,346          $ 31,793

Net other comprehensive income (loss)                                         13,275         (75,087)          (22,447)

Balance at end of year                                                     $(52,466)        $(65,741)          $  9,346

Total stockholder's equity                                                 $ 166,514        $ 141,702          $222,033

See notes to financial statements.


Statements of Cash Flows

Year ended Dec. 31, ($ thousands)                                               2000             1999              1998

Cash Flows from Operating Activities

Net income                                                               $    16,537      $    34,756       $    34,470

Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
     activities:

     Net income of wholly owned subsidiary                                        --              (4)           (1,646)

     Net provision for certificate reserves                                  155,461          138,555           167,108

     Interest income added to certificate loans                                (914)          (1,037)           (1,180)

     Amortization of premiums/discounts-net                                   42,192           29,030            22,620

     Provision for deferred federal income taxes                               4,940          (1,063)           (3,088)

     Net realized loss (gain) on investments before income taxes              10,110          (1,250)           (5,143)

     (Increase) decrease in dividends and interest receivable                (6,317)            4,995             2,238

     Decrease in deferred distribution fees                                    2,946            3,533             5,310

     (Increase) decrease in other assets                                     (7,016)            1,082           (1,082)

     (Decrease) increase in other liabilities                                (2,823)         (18,390)            16,814

Net cash provided by operating activities                                    215,116          190,207           236,421

Cash Flows from Investing Activities

Maturity and redemption of investments:

     Held-to-maturity securities                                             138,150          134,907           161,649

     Available-for-sale securities                                           447,643          426,257           468,218

     Other investments                                                        68,877           73,387            76,894

Sale of investments:

     Held-to-maturity securities                                               8,836               --             6,245

     Available-for-sale securities                                           312,612          107,244           344,901

Certificate loan payments                                                      3,399            4,162             4,006

Purchase of investments:

     Held-to-maturity securities                                               (161)          (6,785)           (1,034)

     Available-for-sale securities                                       (1,250,487)        (554,270)         (663,347)

     Other investments                                                      (49,460)        (102,183)         (189,905)

Certificate loan fundings                                                    (3,197)          (3,680)           (3,703)

Net cash (used in) provided by investing activities                        (323,788)           79,039           203,924


Cash Flows from Financing Activities

Payments from certificate owners                                           1,667,475        1,596,079         1,192,026

Proceeds from reverse repurchase agreements                                       --          123,500           919,500

Dividend from wholly owned subsidiary                                             --               --             8,000

Certificate maturities and cash surrenders                               (1,517,178)      (1,662,239)       (1,729,871)

Payments under reverse repurchase agreements                                (25,000)        (239,500)         (800,500)

Dividends paid                                                               (5,000)         (40,000)          (29,500)

Net cash provided by (used in) financing activities                          120,297        (222,160)         (440,345)

Net increase in cash and cash equivalents                                     11,625           47,086                --

Cash and cash equivalents at beginning of year                                47,086               --                --

Cash and cash equivalents at end of year                                 $    58,711      $    47,086       $        --

Supplemental Disclosures Including Non-cash Transactions

Cash paid (received) for income taxes                                    $     2,558      $     9,233       $    (1,217)

Certificate maturities and surrenders through loan reductions                  4,060            4,003             5,632

See notes to financial statements.

Notes to Financial Statements

($ in thousands unless indicated otherwise)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

American Express Certificate Company (AECC), formerly IDS Certificate Company, is a wholly owned subsidiary of American Express Financial Corporation (Parent), which is a wholly owned subsidiary of American Express Company. AECC is registered as an investment company under the Investment Company Act of 1940 ("the 1940 Act") and is in the business of issuing face-amount investment certificates. The certificates issued by AECC are not insured by any government agency. AECC's certificates are sold primarily by American Express Financial Advisors Inc.'s (AEFA) (an affiliate) field force operating in 50 states, the District of Columbia and Puerto Rico. AECC's Parent acts as investment advisor for AECC.

On Jan. 28, 2000, the AECC Board of Directors approved the name change of IDS Certificate Company to American Express Certificate Company effective April 26, 2000.

AECC currently offers ten types of certificates with specified maturities ranging from 10 to 20 years. Within their specified maturity, most certificates have interest rate terms of one- to 36-months. In addition, three types of certificates have interest tied, in whole or in part, to any upward movement in a broad-based stock market index. Except for two types of certificates, all of the certificates are available as qualified investments for Individual Retirement Accounts or 401(k) plans and other qualified retirement plans.

AECC's gross income is derived primarily from interest and dividends generated by its investments. AECC's net income is determined by deducting from such gross income its provision for certificate reserves, and other expenses, including taxes, the fee paid to Parent for investment advisory and other services, and the distribution fees paid to AEFA.

Described below are certain accounting policies that are important to an understanding of the accompanying financial statements.

Basis of financial statement presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States. AECC uses the equity method of accounting for its wholly owned unconsolidated subsidiary, which is the method prescribed by the Securities and Exchange Commission (SEC) for non-investment company subsidiaries of issuers of face-amount certificates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of income and expenses during the year then ended. Actual results could differ from those estimates.

Fair values of financial instruments

The fair values of financial instruments disclosed in the notes to financial statements are estimates based upon current market conditions and perceived risks, and require varying degrees of management judgment.

Preferred stock dividend income

AECC recognizes dividend income from cumulative redeemable preferred stocks with fixed maturity amounts on an accrual basis similar to that used for recognizing interest income on debt securities. Dividend income from perpetual preferred stock is recognized on an ex-dividend basis.

Investment securities

Cash equivalents are carried at amortized cost, which approximates fair value. AECC has defined Cash and cash equivalents as cash in banks and highly liquid investments with a maturity of three months or less at acquisition and are not interest rate sensitive.

Debt securities that AECC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities AECC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as Available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as Available for sale are carried, net of deferred income taxes, as Accumulated other comprehensive loss in Stockholder's Equity.

The basis for determining cost in computing realized gains and losses on securities is specific identification. When there is a decline in value that is other than temporary, the securities are carried at fair value with the amount of adjustment included in income.

First mortgage loans on real estate

Mortgage loans are carried at amortized cost, less reserves for losses, which is the basis for determining any realized gains or losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses.

The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

AECC generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Certificates

Investment certificates may be purchased either with a lump-sum payment or by installment payments. Certificate owners are entitled to receive at maturity a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves accumulate interest at specified percentage rates as declared by AECC. Reserves also are maintained for advance payments made by certificate owners, accrued interest thereon, and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves. The payment distribution, reserve accumulation rates, cash surrender values, reserve values and other matters are governed by the 1940 Act.

Deferred distribution fee expense

On certain series of certificates, distribution fees are deferred and amortized over the estimated lives of the related certificates, which is approximately 10 years. Upon surrender prior to maturity, unamortized deferred distribution fees are recognized in expense and any related surrender charges are recognized as a reduction in Provision for certificate reserves.

Federal income taxes

AECC's taxable income or loss is included in the consolidated federal income tax return of American Express Company. AECC provides for income taxes on a separate return basis, except that, under an agreement between Parent and American Express Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent and its subsidiaries that the Parent will reimburse a subsidiary for any tax benefits recorded.

Accounting developments

In June 1998, the Financial Accounting Standards Board (FASB) issued, and subsequently amended, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which AECC adopted on Jan. 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including some embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

Changes in the fair value of a derivative will be recorded in income or directly to equity, depending on the instrument's designated use. Upon adoption of SFAS No. 133, AECC will use cash flow hedge accounting on its interest rate swaps.

A one-time opportunity to reclassify held-to-maturity investments to available-for-sale is allowed without tainting the remaining securities in the held-to-maturity portfolio. AECC has elected to take this opportunity to reclass its held-to-maturity investments to available-for-sale.

As of Jan 1, 2001, the cumulative impact of applying the Statement's accounting requirements will not have a significant impact on AECC's financial position or results of operations.

2. DEPOSIT OF ASSETS AND MAINTENANCE OF  QUALIFIED ASSETS

A) Under the provisions of its certificates and the 1940 Act, AECC was required to have Qualified Assets (as that term is defined in Section 28(b) of the 1940
Act) in the amount of  $3,829,659  and  $3,476,365  at Dec.  31,  2000 and 1999,
respectively. AECC had Qualified Assets of $4,064,694 at Dec. 31, 2000 and $3,805,634 at Dec. 31, 1999, excluding net unrealized depreciation on Available-for-sale securities of $80,717 and $101,141 at Dec. 31, 2000 and 1999, respectively, and Payable for investment securities purchased of $1,946 and $1,734 at Dec. 31, 2000 and 1999, respectively.

Qualified assets are valued in accordance with such provisions of Minnesota Statutes as are applicable to investments of life insurance companies. Qualified assets for which no provision for valuation is made in such statutes are valued in accordance with rules, regulations or orders prescribed by the SEC. These values are the same as financial statement carrying values, except for debt securities classified as available for sale and all marketable equity securities, which are carried at fair value in the financial statements but are valued at amortized cost for qualified asset and deposit maintenance purposes.

B) Pursuant to provisions of the certificates, the 1940 Act, the central depository agreement and to requirements of various states, qualified assets of AECC were deposited as follows:

                                                                                       Dec. 31, 2000

                                                                                         Required

                                                                       Deposits          deposits          Excess
Deposits to meet certificate liability requirements:

States                                                              $        360     $        320        $       40

Central Depository                                                     4,051,611        3,800,923           250,688

Total                                                                 $4,051,971       $3,801,243          $250,728



                                                                                       Dec. 31, 1999

                                                                                         Required

                                                                       Deposits          deposits          Excess

Deposits to meet certificate liability requirements:

States                                                              $        364     $        325        $       39

Central Depository                                                     3,682,847        3,444,056           238,791

Total                                                                 $3,683,211       $3,444,381          $238,830

The assets on deposit at Dec. 31, 2000 and 1999 consisted of securities having a deposit value of $3,589,196 and $3,217,101, respectively; mortgage loans of $358,575 and $378,047, respectively; and other assets of $104,200 and $88,063, respectively.

American Express Trust Company is the central depository for AECC. See note 7C.

3. INVESTMENTS IN SECURITIES

A) Fair values of investments in securities represent market prices or estimated fair values when quoted prices are not available. Estimated fair values are determined by using established procedures, involving review of market indexes, price levels of current offerings and comparable issues, price estimates and market data from independent brokers and financial files. The procedures are reviewed annually. AECC's vice president, investments, reports to the board of directors on an annual basis regarding such pricing sources and procedures to provide assurance that fair value is being achieved.

A summary of Held-to-maturity securities and Available-for-sale securities at Dec. 31, is as follows:

                                                                                 2000

                                                                                           Gross            Gross

                                                      Amortized          Fair           unrealized       unrealized

                                                        cost             value             gains           losses
Held to maturity:

U.S. Government and agencies obligations            $      161        $      169          $     8          $     --

Mortgage-backed securities                              12,604            12,764              160                --

Corporate debt securities                               35,794            35,845              713               662

Stated maturity preferred stock                        269,173           271,902            5,974             3,245

Total                                               $  317,732        $  320,680          $ 6,855          $  3,907



Available for sale:

U.S. Government and agencies obligations            $      199        $      205          $     6          $     --

Mortgage-backed securities                           1,106,998         1,121,923           15,747               822

State and municipal obligations                         17,911            18,281              370                --

Corporate debt securities                            1,902,799         1,810,187           13,715           106,327

Stated maturity preferred stock                         66,752            66,134              565             1,183

Perpetual preferred stock                              109,008           106,220              533             3,321

Total                                               $3,203,667        $3,122,950          $30,936          $111,653


                                                                                 1999

                                                                                           Gross            Gross

                                                      Amortized          Fair           unrealized       unrealized

                                                        cost             value             gains           losses

Held to maturity:

U.S. Government and agencies obligations            $      364        $      365          $     1          $     --

Mortgage-backed securities                              16,662            16,596              178               244

Corporate debt securities                               78,267            78,970            1,402               699

Stated maturity preferred stock                        369,355           375,052            6,398               701

Total                                               $  464,648        $  470,983          $ 7,979          $  1,644



Available for sale:

Mortgage-backed securities                          $  773,120        $  763,195          $ 2,339          $ 12,264

State and municipal obligations                         33,430            33,615              265                80

Corporate debt securities                            1,743,621         1,653,271            1,944            92,294

Stated maturity preferred stock                         62,708            62,370              292               630

Perpetual preferred stock                              109,009           108,296              574             1,287

Total                                               $2,721,888        $2,620,747          $ 5,414          $106,555

The Amortized cost and Fair value of Held-to-maturity securities and Available-for-sale securities, by contractual maturity, at Dec. 31, 2000, are shown below. Cash flows may differ from contractual maturities because issuers may have the right to call or prepay obligations.

                                                   Amortized       Fair

                                                     cost          value

Held to maturity:

Due within 1 year                             $     50,996  $     52,326

Due after 1 year through 5 years                   105,431       105,067

Due after 5 years through 10 years                 148,701       150,523

                                                   305,128       307,916

Mortgage-backed securities                          12,604        12,764

Total                                          $   317,732   $   320,680



Available for sale:

Due within 1 year                              $   125,591   $   125,682

Due after 1 year through 5 years                 1,043,320     1,032,010

Due after 5 years through 10 years                 493,840       414,700

Due after 10 years                                 324,910       322,415

                                                 1,987,661     1,894,807

Mortgage-backed securities                       1,106,998     1,121,923

Perpetual preferred stock                          109,008       106,220

Total                                           $3,203,667    $3,122,950

During the years ended Dec. 31, 2000 and 1999, there were no securities classified as trading securities.

The proceeds from sales of Available-for-sale securities and the gross realized gains and gross realized losses on those sales during the years ended Dec. 31, were as follows:

                                          2000           1999          1998

Proceeds                               $312,728       $105,112      $346,353

Gross realized gains                      4,447          3,270         4,487

Gross realized losses                     3,136            195         1,461

During the years ended Dec. 31, 2000 and 1999, AECC recognized losses of $11,413 and $2,141, respectively, due to declines in the fair value of available-for-sale securities that were other than temporary. These amounts are reflected in Net unrealized loss on investments in the Statements of Operations. No such losses were recognized during the year ended Dec. 31, 1998.

Sales of Held-to-maturity securities, due to credit concerns and acceptance of a tender offer during the year ended Dec. 31, 2000, and acceptance of a tender offer during the year ended Dec. 31, 1998, were as follows:

                                           2000           1999          1998

Amortized cost                           $9,015            $--         $6,182

Gross realized gains                         94            --              63

Gross realized losses                       273            --              --

There were no sales of Held-to-maturity securities during the year ended Dec. 31, 1999.

During the years ended Dec. 31, 2000 and 1999, no securities were reclassified from held to maturity to available for sale.

B) Investments in securities with fixed maturities comprised 87% and 84% of AECC's total invested assets at Dec. 31, 2000 and 1999, respectively. Securities are rated by Moody's and Standard & Poors (S&P), or by Parent's internal analysts, using criteria similar to Moody's and S&P, when a public rating does not exist. A summary of investments in securities with fixed maturities by rating of investment is as follows:

Rating                                          2000           1999

Aaa/AAA                                           44%           36%

Aa/AA                                              1             2

Aa/A                                               1             2

A/A                                               13            15

A/BBB                                              3             3

Baa/BBB                                           28            31

Below investment grade                            10            11

                                                 100%          100%

Of the securities rated Aaa/AAA, 73% and 72% at Dec. 31, 2000 and 1999, respectively, are U.S. Government Agency mortgage-backed securities that are not rated by a public rating agency. At Dec. 31, 2000 and 1999, approximately 13% of securities with fixed maturities, other than U.S. Government Agency mortgage-backed securities, are rated by Parent's internal analysts.

At Dec. 31, 2000 and 1999 no one issuer, other than U.S. Government Agency mortgage-backed securities, is greater than 1% of AECC's total investment in securities with fixed maturities.

C) AECC reserves freedom of action with respect to its acquisition of restricted securities that offer advantageous and desirable investment opportunities. In a private negotiation, AECC may purchase for its portfolio all or part of an issue of restricted securities. Since AECC would intend to purchase such securities for investment and not for distribution, it would not be "acting as a distributor" if such securities are resold by AECC at a later date.

The fair values of restricted securities are determined by the board of directors using the procedures and factors described in note 3A.

In the event AECC were to be deemed to be a distributor of the restricted securities, it is possible that AECC would be required to bear the costs of registering those securities under the Securities Act of 1933, although in most cases such costs would be incurred by the issuer of the restricted securities.

4. INVESTMENTS IN FIRST MORTGAGE  LOANS ON REAL ESTATE

At Dec. 31, 2000 and 1999, AECC's recorded investment in impaired mortgage loans was $155 and $233, respectively, and the reserve for loss on those amounts was $nil and $161, respectively. During 2000, 1999 and 1998, the average recorded investment in impaired mortgage loans was $195, $267 and $331, respectively.

AECC recognized $13, $25 and $31 of interest income related to impaired mortgage loans for the years ended Dec. 31, 2000, 1999 and 1998, respectively.

The reserve for loss on mortgage loans increased $233 during the year ended Dec. 31, 2000, from $511 at Dec. 31, 1999 to $744 at Dec. 31, 2000 and decreased $100 during the year ended Dec. 31, 1999, from $611 at Dec. 31, 1998, to $511 at Dec. 31, 1999. During the year ended Dec. 31, 1998, there was no change in the reserve for loss on mortgage loans of $611.

At Dec. 31, 2000 and 1999, approximately 9% and 10%, respectively, of AECC's invested assets were First mortgage loans on real estate. A summary of First mortgage loans on real estate by Region and Property Type at Dec. 31, is as follows:

Region                                          2000           1999

South Atlantic                                    20%           20%

West North Central                                18            19

East North Central                                16            16

Mountain                                          16            16

West South Central                                12            12

Pacific                                            7             7

New England                                        6             5

Middle Atlantic                                    5             5

Total                                            100%          100%



Property Type                                   2000           1999

Office buildings                                  28%           29%

Retail/shopping centers                           27            26

Apartments                                        17            17

Industrial buildings                              15            15

Other                                             13            13

Total                                            100%          100%

The Carrying amounts and Fair values of First mortgage loans on real estate at Dec. 31, follows: The Fair values are estimated using discounted cash flow analysis, using market interest rates currently being offered for loans with similar maturities.

                                                            Dec. 31, 2000                      Dec. 31, 1999

                                                      Carrying           Fair            Carrying           Fair
                                                       amount            value            amount            value
First mortgage loans on real estate                   $359,319          $356,283         $378,558          $359,018

Reserve for losses                                        (744)               --             (511)               --

Net first mortgage loans on real estate               $358,575          $356,283         $378,047          $359,018

At Dec. 31, 2000 and 1999, commitments for fundings of first mortgage loans, at market interest rates, aggregated $1,200 and $800, respectively. AECC holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. AECC employs policies and procedures to ensure the creditworthiness of the borrowers and that funds will be available on the funding date. AECC's loan fundings are restricted to 80% or less of the market value of the real estate at the time of the loan funding. Management believes there is no fair value for these commitments.

5. CERTIFICATE RESERVES

Reserves maintained on outstanding certificates have been computed in accordance with the provisions of the certificates and Section 28 of the 1940 Act. The average rates of accumulation on certificate reserves at Dec. 31, were as follows:

                                                                           2000

                                                                          Average           Average
                                                                           gross          additional
                                                    Reserve            accumulation         credit
                                                    balance                rate              rate

Installment certificates:

Reserves to mature:
  With guaranteed rates                           $   16,217                3.50%             1.65%

  Without guaranteed rates (A)                       199,754               --                 4.13

Additional credits and accrued interest                7,088                3.17             --

Advance payments and accrued interest (C)                697                3.22              1.93

Other                                                     55               --                --

Fully paid certificates:

Reserves to mature:

  With guaranteed rates                              113,194                3.20              1.78

  Without guaranteed rates (A) and (D)             3,424,638               --                 3.06

Additional credits and accrued interest               69,155                3.12             --

Due to unlocated certificate holders                     261               --                --

Total                                             $3,831,059


                                                                           1999

                                                                          Average           Average
                                                                           gross          additional
                                                    Reserve            accumulation         credit
                                                    balance                rate              rate

Installment certificates:

Reserves to mature:

  With guaranteed rates                           $   18,817                3.50%              .50%

  Without guaranteed rates (A)                       244,387               --                 3.14

Additional credits and accrued interest               10,932                3.16             --

Advance payments and accrued interest (C)                838                3.20              1.30

Other                                                     56               --                --

Fully paid certificates:

Reserves to mature:

  With guaranteed rates                              129,019                3.20               .95

  Without guaranteed rates (A) and (D)             2,991,332               --                 4.13

Additional credits and accrued interest              140,988                3.15             --

Due to unlocated certificate holders                     290               --                --

Total                                             $3,536,659

A) There is no minimum rate of accrual on these reserves. Interest is declared periodically, quarterly or annually, in accordance with the terms of the separate series of certificates.

B) On certain series of single payment certificates, additional interest is predeclared for periods greater than one year. At Dec. 31, 2000, $2,684 of retained earnings had been appropriated for the predeclared additional interest, which represents the difference between certificate reserves on these series, calculated on a statutory basis, and the reserves maintained per books.

C) Certain series of installment certificates guarantee accrual of interest on advance payments at an average of 3.22%. AECC has increased the rate of accrual to 5.15% through April 30, 2002. An appropriation of retained earnings amounting to $15 has been made, which represents the estimated additional accrual that will result from the increase granted by AECC.

D) American Express Stock Market Certificate, American Express Market Strategy Certificate and American Express Equity Indexed Savings Certificate enable the certificate owner to participate in any relative rise in a major stock market index without risking loss of principal. Generally the certificates have a term of 12 months and may continue for up to 20 successive terms. The reserve balance on these certificates at Dec. 31, 2000 and 1999 was $1,063,383 and $886,240, respectively.

E) Fair values of certificate reserves with interest rate terms of one year or less approximated the carrying values less any applicable surrender charges. Fair values for other certificate reserves are determined by a discounted cash flow analysis using interest rates currently offered for certificates with similar remaining terms, less any applicable surrender charges.

The Carrying amounts and Fair values of certificate reserves at Dec. 31, consisted of the following:

                                                                2000                               1999

                                                      Carrying           Fair            Carrying           Fair

                                                       amount             value           amount            value
Reserves with terms of one year or less             $3,576,811        $3,575,189       $3,246,098        $3,244,495

Other                                                  254,248           254,499          290,561           294,899

Total certificate reserves                           3,831,059         3,829,688        3,536,659         3,539,394

Unapplied certificate transactions                       1,255             1,255              756               756

Certificate loans and accrued interest                 (25,843)          (25,843)         (29,219)          (29,219)

Total                                               $3,806,471        $3,805,100       $3,508,196        $3,510,931

6. DIVIDEND RESTRICTION

Certain series of installment certificates outstanding provide that cash dividends may be paid by AECC only in calendar years for which additional credits of at least one-half of 1% on such series of certificates have been authorized by AECC. This restriction has been removed for 2001 and 2002 by AECC's declaration of additional credits in excess of this requirement.

7. FEES PAID TO PARENT AND AFFILIATED COMPANIES  ($ NOT IN THOUSANDS)

A) The basis of computing fees paid or payable to Parent for Investment advisory, joint facilities, technology support and treasury services is:

The investment advisory and services agreement with Parent provides for a graduated scale of fees equal on an annual basis to 0.750% on the first $250 million of total book value of assets of AECC, 0.650% on the next $250 million, 0.550% on the next $250 million, 0.500% on the next $250 million and 0.107% on the amount in excess of $1 billion. Effective Jan. 1, 1998, the fee on the amount in excess of $1 billion was changed from 0.450% to 0.107%. The fee is payable monthly in an amount equal to one-twelfth of each of the percentages set forth above. Excluded from assets for purposes of this computation are first mortgage loans, real estate and any other asset on which AECC pays an outside service fee.

B) The basis of computing fees paid or payable to American Express Financial Advisors Inc. (AEFA) (an affiliate) for Distribution services is:

Fees payable to AEFA on sales of AECC's certificates are based upon terms of agreements giving AEFA the right to distribute the certificates covered under the agreements. The agreements provide for payment of fees over a period of time.

From time to time, AECC may sponsor or participate in sales promotions involving one or more of the certificates and their respective terms. These promotions may offer a special interest rate to attract new clients or retain existing clients. To cover the cost of these promotions, distribution fees paid to AEFA may be lowered. For the promotion of the seven-month interest rate term IDS Flexible Savings Certificate which occurred March 10, 1999 to June 8, 1999, and the promotion of the seven- and 13-month interest rate term IDS Flexible Savings Certificate which occurred August 4, 1999 to April 25, 2000, the distribution fee was lowered to 0.067%.

The Aggregate fees payable under the agreements per $1,000 face amount of installment certificates and a summary of the periods over which the fees are payable are:

                                                                                                      Number of
                                                                                                     certificate
                                                                                                     years over
                                                                     Aggregate fees payable             which
                                                                                                     subsequent
                                                                     First         Subsequent        years' fees
                                                   Total             year             years          are payable
On sales effective April 30, 1997                 $25.00             $2.50           $22.50              9

Fees on the American Express Cash Reserve (formerly IDS Cash Reserve) Certificate are paid at a rate of 0.20% of the purchase price at the time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

Effective April 26, 2000, fees on the American Express Flexible Savings (formerly IDS Flexible Savings) Certificate are paid at a rate of 0.08% of the purchase price at the time of issuance and 0.08% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date. For certificates sold from April 30, 1997 to April 25, 2000, fees were paid at the rate of 0.20% of the purchase price at time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

Fees on the American Express Investors Certificate are paid at an annualized rate of 1% of the reserves maintained for the certificates. Fees are paid at the end of each term on certificates with a one-, two- or three-month term. Fees are paid each quarter from date of issuance on certificates with a six-, 12-, 24- or 36-month term.

Fees on the American Express Preferred Investors (formerly IDS Preferred Investors) Certificate are paid at a rate of 0.165% of the initial payment on issue date of the certificate and 0.165% of the certificate's reserve at the beginning of the second and subsequent quarters from issue date.

Effective April 28, 1999, fees on the American Express Stock Market (formerly IDS Stock Market), sold through AEFA, and American Express Market Strategy (formerly IDS Market Strategy) Certificates are paid at a rate of 0.90%. For certificates sold from April 30, 1997 to April 27, 1999, fees were paid at the rate of 0.70%. Fees are paid on the purchase price on the first day of the certificate's term and on the reserves maintained for these certificates at the beginning of each subsequent term.

Effective April 26, 2000, fees on the American Express Stock Market Certificates, sold through American Express Bank International, are paid at a rate of 0.90%. For certificates sold from April 28, 1999 to April 25, 2000, fees were paid at the rate of 1.00%. For certificates sold from April 30, 1997 to April 27, 1999, fees were paid at a rate of 1.25%. Fees are paid on the purchase price on the first day of the certificate's term and on the reserves maintained for these certificates at the beginning of each subsequent term.

Fees on the American Express Equity Indexed Savings Certificate are paid at a rate of 1.00% of the initial investment on the first day of each certificate's term and 1.00% of the certificate's reserve at the beginning of each subsequent term.

C) The basis of computing Depository fees paid or payable to American Express Trust Company (an affiliate) is:

Maintenance charge per account                       5 cents per $1,000 of
                                                       assets on deposit

Transaction charge                                   $20 per transaction

Security loan activity:

   Depositary Trust Company receive/deliver          $20 per transaction

   Physical receive/deliver                          $25 per transaction

   Exchange collateral                               $15 per transaction

A transaction consists of the receipt or withdrawal of securities and commercial paper and/or a change in the security position. The charges are payable quarterly except for maintenance, which is an annual fee.

D) The basis for computing fees paid or payable to American Express Bank Ltd. (an affiliate) for the distribution of the American Express Special Deposits Certificate on an annualized basis is:

1.25% of the reserves maintained for the certificates on an amount from $100,000 to $249,999, 0.80% on an amount from $250,000 to $499,999, 0.65% on an amount from $500,000 to $999,999 and 0.50% on an amount $1,000,000 or more. Fees are paid at the end of each term on certificates with a one-, two- or three-month term. Fees are paid at the end of each quarter from date of issuance on certificates with a six-, 12-, 24- or 36-month term.

E) The basis of computing Transfer agent fees paid or payable to American Express Client Service Corporation (AECSC) (an affiliate) is:

Under a Transfer Agency Agreement effective Jan. 1, 1998, AECSC maintains certificate owner accounts and records. AECC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service. Prior to Jan. 1, 1998, AEFC provided this service to AECC under the investment advisory and services agreement.

8. INCOME TAXES

Income tax (expense) benefit as shown in the Statements of Operations for the three years ended Dec. 31, consists of:

                                          2000           1999          1998

Federal:

  Current                               $ 8,586        $(5,978)      $(5,668)

  Deferred                               (4,941)         1,063         4,183

                                          3,645         (4,915)       (1,485)

State                                      (120)          (137)          (50)

Total income tax (expense) benefit      $ 3,525        $(5,052)      $(1,535)

Income tax (expense) benefit differs from that computed by using the U.S. Statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                           2000           1999          1998

Federal tax expense at
  U.S. statutory rate                   $(4,554)     $(13,932)      $(12,026)

Tax-exempt interest                           82            264           394

Dividend exclusion                         8,064          8,730        10,121

Other, net                                    53             23            26

Federal tax (expense) benefit            $ 3,645      $  (4,915)    $  (1,485)

Deferred income taxes result from the net tax effects of temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. Principal components of AECC's Deferred tax assets and Deferred tax liabilities as of Dec. 31, are as follows:

Deferred tax assets                                    2000          1999

Certificate reserves                                $  1,869       $21,741

Investment reserves                                    5,081         1,005

Investment unrealized losses                          28,251        35,399

Investments                                              646            --

Other, net                                                18            19

Total deferred tax assets                            $35,865       $58,164



Deferred tax liabilities

Deferred distribution fees                          $  3,255      $  4,286

Purchased/written call options                         1,523        10,494

Dividends receivable                                     543           490

Investments                                               --           261

Return of capital dividends                               43            43

Total deferred tax liabilities                         5,364        15,574

Net deferred tax assets                              $30,501       $42,590

AECC is required to establish a valuation allowance for any portion of the Deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that AECC will realize the benefit of the Deferred tax assets and, therefore, no such valuation allowance has been established.

9. DERIVATIVE FINANCIAL INSTRUMENTS

AECC enters into transactions involving derivative financial instruments as an end user (nontrading). AECC uses these instruments to manage its exposure to interest rate risk and equity price risk, including hedging specific transactions. AECC manages risks associated with these instruments as described below.

Market risk is the possibility that the value of the derivative financial instrument will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or a major market index. AECC is not impacted by market risk related to derivatives held because derivatives are largely used to manage risk and, therefore, the cash flows and income effects of the derivatives are inverse to the effects of the underlying hedged transactions.

Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. AECC monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral where appropriate. At Dec. 31, 2000, AECC's counterparties to the interest rate swaps are rated A or better by nationally recognized rating agencies. The counterparties to the purchased call options are eight major broker/dealers that are rated A or better by nationally recognized rating agencies.

The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts do not represent market or credit risk and are not recorded on the Balance Sheets.

Credit risk related to derivative financial instruments is measured by the replacement cost of those contracts at the balance sheet date. The replacement cost represents the fair value of the instrument, and is determined by market values, dealer quotes or pricing models.

AECC's holdings of derivative financial instruments at Dec. 31, were as follows:

                                                                                   2000

                                                      Notional                                               Total
                                                     or contract        Carrying           Fair             credit
                                                       amount            value             value             risk
Assets:

  Purchased S&P 500 futures                           $      3          $     --         $  2,003          $     --

  Purchased call options                                   620            53,015           31,105            31,105

  Total                                                                  $53,015          $33,108           $31,105

Liabilities:

  Interest rate swaps                                 $500,000          $     --         $  6,332          $     --

  Written call options                                     620           27,822             9,664                --

  Total                                                                  $27,822          $15,996          $     --



                                                                                   1999

                                                      Notional                                               Total
                                                     or contract        Carrying           Fair             credit
                                                       amount             value            value             risk

Assets:

  Purchased call options                                  $532          $123,845         $112,176          $112,176

Liabilities:

  Written call options                                    $532          $ 47,911         $ 65,625          $     --

Interest rate caps, corridors, floors and swaps, and options may be used to manage AECC's exposure to changing interest rates. These instruments are used primarily to protect the margin between the interest earned on investments and the interest rate credited to investment certificate owners.

Interest rate swaps at Dec. 31, 2000, with a notional amount of $250,000 reset monthly and $250,000 reset quarterly. AECC pays a fixed rate on the notional amount ranging from 7.07% to 7.31% and receives a floating rate on the notional amount tied to the London Interbank Offered Rate. There is no amount carried on the Balance Sheets. Interest earned and interest expensed under the agreements are shown net in Investment Expenses or Other Investment Income, as appropriate.

AECC offers a series of certificates which pays interest based upon the relative change in a major stock market index between the beginning and end of the certificates' term. The certificate owners have the option of participating in the full amount of increase in the index during the term (subject to a specified maximum) or a lesser percentage of the increase plus a guaranteed minimum rate of interest. As a means of hedging its obligations under the provisions of these certificates, AECC purchases and writes call options on the major market index. The options are cash settlement options, that is, there is no underlying security to deliver at the time the contract is closed out.

Each purchased (written) call option contract confers upon the holder the right (obligation) to receive (pay) an amount equal to one hundred dollars times the difference between the level of the major stock market index on the date the call option is exercised and the strike price of the option.

The option contracts are less than one year in term. The premiums paid or received on these index options are reported in Other Qualified Assets or Other Liabilities, as appropriate, and are amortized into Investment Expenses over the life of the option. The intrinsic value of these index options is also reported in Other Qualified Assets or Other Liabilities, as appropriate. Changes in the intrinsic value of these options are recognized currently in Provision for certificate reserves.

On the same series of certificates, AECC also purchases futures on the index to hedge its obligations. The futures are marked-to-market daily and exchange traded, exposing AECC to no counterparty risk. For futures contracts that meet the criteria for hedge accounting, gains and losses are deferred in Other comprehensive income and will be recognized in Provision for certificate reserves upon sale or disposition of the hedged investment. For futures that do not meet the criteria for hedge accounting, gains and losses are recognized currently in Provision for certificate reserves.

A summary of open option contracts at Dec. 31, is as follows:

                                                   2000

                                Contract          Average         Index at
                                 amount        strike price     Dec. 31, 2000

Purchased call options             $620            1,428             1,320

Written call options                620            1,580             1,320



                                                   1999

                                Contract          Average         Index at
                                 amount        strike price     Dec. 31, 1999

Purchased call options             $532            1,326             1,469

Written call options                532            1,453             1,469

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

AECC discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The fair value of the financial instruments presented may not be indicative of their future fair values. The estimated fair value of certain financial instruments such as Cash and cash equivalents, Receivables for Dividends and interest, and Investment securities sold, Accounts Payable Due to Parent and other affiliates, Payable for investment securities purchased and Other accounts payable and accrued expenses are approximated to be the carrying amounts disclosed in the Balance Sheets. Non-financial instruments, such as Deferred distribution fees, are excluded from required disclosure. AECC's off-balance sheet intangible assets, such as AECC's name and future earnings of the core business are also excluded. AECC's management believes the value of these excluded assets is significant. The fair value of AECC, therefore, cannot be estimated by aggregating the amounts presented.

A summary of fair values of financial instruments as of Dec. 31, is as follows:

                                                                2000                                 1999

                                                      Carrying             Fair           Carrying           Fair
                                                        value              value            value            value

Financial assets:
  Assets for which carrying values
     approximate fair values                      $   107,309        $   107,309      $    89,206       $    89,206

  Investment securities (note 3)                    3,440,682          3,443,630        3,085,395         3,091,730

  First mortgage loans on real estate (note 4)        358,575            356,283          378,047           359,018

  Derivative financial instruments (note 9)            53,015             33,108          123,845           112,176

Financial liabilities:

  Liabilities for which carrying values
     approximate fair values                            4,516              4,516           33,944            33,944

  Certificate reserves (note 5)                     3,806,471          3,805,100        3,508,196         3,510,931

  Derivative financial instruments (note 9)            27,822             15,996           47,911            65,625

Quick telephone reference*

(800) 862-7919                      American Express Easy Access Line

                                    Account value, cash transaction information, current rate information (automated response for Touchtone(R) phones only)

(800) 862-7919                      Client Service Organization

                                    Withdrawals, transfers, inquiries

(800) 846-4852                      TTY Service

                                    For the hearing impaired

* You may experience delays when call volumes are high.


American Express Certificate Company
70100 AXP Financial Center
Minneapolis, MN 55474
Web site address:
http://www.americanexpress.com/advisors


Distributed by
American Express
Financial Advisors Inc.


S-6008 E (4/01)

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item
Number

Item 13. Other Expenses of Issuance and Distribution.

                  The expenses in connection with the issuance and distribution of the securities being registered are to be borne by the registrant.

Item 14. Indemnification of Directors and Officers.

                  The By-Laws of IDS Certificate Company provide that it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he was or is a director, officer, employee or agent of the company, or is or was serving at the direction of the company, or any predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the state of Delaware, as now existing or hereafter amended.

                  The By-Laws further provide that indemnification questions applicable to a corporation which has been merged into the company relating to causes of action arising prior to the date of such merger shall be governed exclusively by the applicable laws of the state of incorporation and by the by-laws of such merged corporation then in effect. See also Item 17.

Item 15. Recent Sales of Unregistered Securities.

(a)               Securities Sold

1996          IDS Special Deposits*                              41,064,846.74
1997          American Express Special Deposits                 182,788,631.00
1998          American Express Special Deposits                  91,416,078.00
1999          American Express Special Deposits                  50,132,542.00
2000          American Express Special Deposits                  29,882,177.00

* Renamed American Express Special Deposits in April 1996.

(b)               Underwriters and other purchasers

American  Express  Special  Deposits are marketed by American  Express Bank Ltd.
(AEB), an affiliate of American Express Certificate Company, to private banking clients of AEB in the United Kingdom and Hong Kong.

(c)               Consideration

All American Express Special Deposits were sold for cash. The aggregate offering price was the same as the amount sold in the table above. Aggregate marketing fees to AEB were $301,946.44 in 1996, $592,068.70 in 1997, $967,791.95 in 1998,
$877,981.60 in 1999, and $807,408.63 in 2000.

(d)               Exemption from registration claimed

American Express Special Deposits are marketed, pursuant to the exemption in Regulation S under the Securities Act of 1933, by AEB in the United Kingdom and Hong Kong to persons who are not U.S. persons, as defined in Regulation S.

Item 16. Exhibits and Financial Statement Schedules.

(a)      Exhibits

         1. (a) Distribution Agreement dated November 18, 1988, between Registrant and IDS Financial Services Inc., filed electronically as Exhibit 1(a) to the Registration Statement No. 33-26844, for the American Express International Investment Certificate (now called, the IDS Investors Certificate) is incorporated herein by reference.

         2.       Not Applicable.

         3. (a) Certificate of Incorporation, dated December 31, 1977, filed electronically as Exhibit 3(a) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (b) Certificate of Amendment, dated April 2, 1984 filed electronically as Exhibit 3(b) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (c) Certificate of Amendment, dated September 12, 1995, filed electronically as Exhibit 3(c) to Post-Effective Amendment No. 44 to Registration Statement No. 2-55252, is incorporated herein by reference.

            (d) Certificate of Amendment, dated April 30, 1999, filed electronically as Exhibit 3(a) to Registrant's March 31, 1999 Quarterly Report on Form 10-Q is incorporated herein by reference.

            (e) Certificate of Amendment, dated January 28, 2000, filed electronically as Exhibit 3(e) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252 is incorporated herein by reference.

            (f) Current By-Laws, filed electronically as Exhibit 3(e) to Post-Effective Amendment No. 19 to Registration Statement No. 33-26844, are incorporated herein by reference.

 4.               Not Applicable.

 5. An opinion and consent of counsel as to the legality of the securities being registered, filed electronically as Exhibit 16(a)5 to Post-Effective Amendment No. 24 to Registration Statement No. 2-95577 is incorporated by reference.

6. through 9. --  None.

10.         (a)   Investment   Advisory   and   Services   Agreement   between
                  Registrant and  IDS/American  Express Inc. dated January 12,
                  1984, filed  electronically as Exhibit 10(b) to Registrant's
                  Post-Effective Amendment No. 3 to Registration Statement No.
                  2-89507, is incorporated herein by reference.

            (b) Depositary and Custodial Agreement dated September 30, 1985 between IDS Certificate Company and IDS Trust Company, filed electronically as Exhibit 10(b) to Registrant's Post-Effective Amendment No. 3 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (c) Foreign Deposit Agreement dated November 21, 1990, between IDS Certificate Company and IDS Bank & Trust, filed electronically as Exhibit 10(h) to Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

            (d) Selling Agent Agreement dated June 1, 1990, between American Express Bank International and IDS Financial Services Inc. for the American Express Investors and American Express Stock Market Certificates, filed electronically as Exhibit 1(c) to the Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

            (e) Second amendment to Selling Agent Agreement between American Express Financial Advisors Inc. and American Express Bank International dated as of May 2, 1995, filed electronically as Exhibit (1) to Registrant's June 30, 1995, Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (f) Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd., filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 31 to Registration Statement 2-55252, is incorporated herein by reference.

            (g) Amendment to the Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

            (h) Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and Coutts & Co. (USA) International, filed electronically as Exhibit 1(e) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

            (i)   Consulting  Agreement  dated December 12, 1994,  between IDS
                  Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 16(f) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577 is incorporated herein by reference.

            (j) Letter amendment dated January 9, 1997 to the Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd. filed electronically as Exhibit 10(j) to Post-Effective Amendment No. 40 to Registration Statement No. 2-55252, is incorporated herein by reference.

            (k) Letter amendment dated April 7, 1997 to the Selling Agent Agreement dated June 1, 1990 between American Express Financial Advisors Inc. and American Express Bank International, filed electronically as Exhibit 10 (j) to Post-Effective Amendment No. 14 to Registration Statement 33-26844, is incorporated herein by reference.

            (l) Letter Agreement dated July 28, 1999 amending the Selling Agent Agreement dated June 1, 1990, or a schedule thereto, as amended, between American Express Financial Advisors Inc. (formerly IDS Financial Services Inc.) and American Express Bank International, filed electronically to Registrant's June 30, 1999 Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (m) Letter Agreement dated July 28, 1999, amending the Marketing Agreement dated October 10, 1991, or a schedule thereto, as amended, between IDS Certificate Company and American Express Bank Ltd., filed electronically to Registrant's June 30, 1999 Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (n) Selling Agent Agreement, dated March 10, 1999 between American Express Financial Advisors Inc. and Securities
                  America, Inc., filed electronically as Exhibit 10 (l) to Post-Effective Amendment No. 18 to Registration Statement 33-26844, is incorporated herein by reference.

            (o) Letter Agreement, dated April 10, 2000, amending the Selling Agent Agreement, dated March 10, 1999, between American Express Financial Advisors Inc. and Securities America, Inc., filed electronically as Exhibit 10(o) to Post-Effective Amendment No. 20 to Registration Statement 33-26844, is incorporated herein by reference.

            (p) Form of Selling Dealer Agreement of American Express Financial Advisors Inc., filed electronically as Exhibit 10(o) to Pre-Effective Amendment No. 2 to Registration Statement No. 333-34982, is incorporated herein by reference.

          (q)(1)  Code of  Ethics  under  rule  17j-1  for  Registrant,  filed electronically as Exhibit 10(p)(1) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-34982, is incorporated herein by reference.

          (q)(2) Code of Ethics under rule 17j-1 for Registrant's investment advisor and principal underwriters, filed electronically as
                  Exhibit 10p(2) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-34982, is incorporated herein by reference.

         (r) Letter of Representations, dated August 22, 2000, between Registrant and The Depository Trust Company, filed electronically as Exhibit 10(r) to Post-Effective Amendment No. 49 to Registration Statement No. 2-55252, is incorporated herein by reference.

11. through 22. -- None.

23. Consent of Independent Auditors' Report is filed electronically herewith.

24.         (a)   Officers'  Power of  Attorney  dated  April 16,  2001,  filed electronically  as Exhibit 24(a) to  Post-Effective  Amendment
                  No. 28 to Registration Statement No. 2-68296, is incorporated herein by reference.

            (b) Directors' Power of Attorney dated October 12, 2000, filed electronically as Exhibit 24(a) to Registrant's September 30, 2000 Quarterly Report on Form 10-Q, is incorporated herein by reference.

25. through 27. -- None.

(b) The financial statement schedules for American Express Certificate Company (formerly IDS Certificate Company), filed electronically as
         Exhibit 16(b) in Post-Effective Amendment No. 49 to Registration Statement No. 2-55252, are incorporated by reference.

Item 17. Undertakings.

             Without limiting or restricting any liability on the part of the other, American Express Financial Advisors Inc. (formerly, IDS Financial Services Inc.), as underwriter, will assume any actionable civil liability which may arise under the Federal Securities Act of 1933, the Federal Securities Exchange Act of 1934 or the Federal Investment Company Act of 1940, in addition to any such liability arising at law or in equity, out of any untrue statement of a material fact made by its agents in the due course of their business in selling or offering for sale, or soliciting applications for, securities issued by the Company or any omission on the part of its agents to state a material fact necessary in order to make the statements so made, in the light of the circumstances in which they were made, not misleading (no such untrue statements or omissions, however, being admitted or contemplated), but such liability shall be subject to the conditions and limitations described in said Acts. American Express Financial Advisors Inc. will also assume any liability of the Company for any amount or amounts which the Company legally may be compelled to pay to any purchaser under said Acts because of any untrue statements of a material fact, or any omission to state a material fact, on the part of the agents of American Express Financial Advisors Inc. to the extent of any actual loss to, or expense of, the Company in connection therewith. The By-Laws of the Registrant contain a provision relating to
             Indemnification of Officers and Directors as permitted by applicable law.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 19, 2001.

AMERICAN EXPRESS CERTIFICATE COMPANY



                                              By: /s/ Paula R. Meyer*
                                              -----------------------
                                              Paula R. Meyer, President


Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the capacities indicated on April 19, 2001.


Signature                          Capacity

/s/ Paula R. Meyer* **             President and Director
----------------------             (Principal Executive Officer)
Paula R. Meyer

/s/ David L. Yowan   *             Vice President and Treasurer
----------------------             (Principal Financial Officer)
David L. Yowan

/s/ Philip C. Wentzel*             Vice President and Controller
----------------------             (Principal Accounting Officer)
Philip C. Wentzel

/s/ Rodney P. Burwell**            Director
-----------------------
Rodney P. Burwell

/s/ Charles W. Johnson**           Director
------------------------
Charles W. Johnson

/s/ Jean B. Keffeler**             Director
----------------------
Jean B. Keffeler

/s/ Richard W. Kling**             Director
----------------------
Richard W. Kling

/s/ Pamela J. Moret**              Director
---------------------
Pamela J. Moret

/s/ Thomas R. McBurney**           Director
------------------------
Thomas R. McBurney

*Signed  pursuant to Officers'  Power of Attorney dated  April 16,  2001,  filed
electronically  as  Exhibit  24(a)  to   Post-Effective   Amendment  No.  28  to
Registrantion Statement 2-68296, is incorporated herein by reference.



/s/ Monica P. Vickman
-----------------
Monica P. Vickman




**Signed pursuant to Directors' Power of Attorney dated October 12, 2000, filed electronically as Exhibit 24(a) to Registrant's September 30, 2000 Quarterly Report on Form 10-Q, incorporated herein by reference.



/s/ Monica P. Vickman
-----------------
Monica P. Vickman